FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Consolidated Financial Statements as of December 31, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of December 31, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005

$ : Argentine peso

US$ : US dollar

$3.149 = US$1 as of December 31, 2007

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2007 and 2006

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2007	As of December 31, 2006
ASSETS
Current Assets
Cash and banks	$45	$30
Investments	947	631
Accounts receivable, net	898	743
Other receivables, net	332	128
Inventories, net	157	176
Other assets, net	5	15
Current assets from discontinued operations, net	—	44

Total current assets	2,384	1,767

Non-Current Assets
Other receivables, net	282	412
Investments	2	1
Fixed assets, net	5,738	5,739
Intangible assets, net	760	781
Other assets, net	5	10
Non-Current assets from discontinued operations, net	—	10

Total non-current assets	6,787	6,953

TOTAL ASSETS	$9,171	$8,720

LIABILITIES
Current Liabilities
Accounts payable	$1,640	$1,481
Debt	1,474	1,395
Salaries and social security payable	164	131
Taxes payable	266	221
Other liabilities	50	36
Contingencies	49	85
Current liabilities from discontinued operations	—	24

Total current liabilities	3,643	3,373

Non-Current Liabilities
Debt	1,724	2,703
Salaries and social security payable	43	32
Taxes payable	289	68
Other liabilities	120	102
Contingencies	243	234
Non-Current liabilities from discontinued operations	—	7

Total non-current liabilities	2,419	3,146

TOTAL LIABILITIES	$6,062	$6,519

Minority interest	79	72
SHAREHOLDERS’ EQUITY	$3,030	$2,129

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,171	$8,720

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2007	2006	2005
Continuing operations
Net sales	$9,074	$7,372	$5,668
Cost of services	(4,963)	(4,484)	(3,676)

Gross profit	4,111	2,888	1,992
General and administrative expenses	(342)	(267)	(236)
Selling expenses	(2,133)	(1,727)	(1,259)

Operating income	1,636	894	497
Gain on equity investees	—	5	7
Financial results, net	(441)	(484)	(308)
Other expenses, net	(98)	(184)	(162)
Gain on debt restructuring	—	—	1,424

Net income before income tax and minority interest	1,097	231	1,458
Income tax (expense) benefit, net	(292)	22	(119)
Minority interest	(23)	(22)	(8)

Net income from continuing operations	782	231	1,331

Discontinued operations
Income from the operations	1	13	3
Income from assets disposal	101	—	—

Net income from discontinued operations	102	13	3

Net income	$884	$244	$1,334

Net income per share	$0.90	$0.25	$1.36

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings				Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total
Balances as of January 1, 2005	$984	3,044	4,028	277	24	(3,803)	(3,502)	$526
Foreign currency translation adjustments	—	—	—	—	7	—	7	7
Net income for the year	—	—	—	—	—	1,334	1,334	1,334

Balances as of December 31, 2005	$984	3,044	4,028	277	31	(2,469)	(2,161)	1,867
As approved by the Shareholders’ Ordinary Meeting held on April 27, 2006:
Absorption of accumulated losses	—	(356)	(356)	(277)	—	633	356	—
Foreign currency translation adjustments	—	—	—	—	18	—	18	18
Net income for the year	—	—	—	—	—	244	244	244

Balances as of December 31, 2006	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	17	—	17	17
Net income for the year	—	—	—	—	—	884	884	884

Balances as of December 31, 2007	$984	2,688	3,672	—	66	(708)	(642)	$3,030

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	For the years ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$884	$244	$1,334
Net income from discontinued operations	(102)	(13)	(3)

Net income for the year from continuing operations	782	231	1,331
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	124	103	55
Depreciation of fixed assets	1,377	1,342	1,453
Amortization of intangible assets	39	49	44
Gain on equity investees	—	(5)	(7)
Consumption of materials	80	66	58
Loss on sale/disposal of fixed assets and other assets	(19)	(7)	(6)
Provision for lawsuits and contingencies	79	153	172
Holdings loss on inventories	59	5	14
Interest and other financial losses on loans	498	534	70
Gain on debt restructuring	—	—	(1,424)
Income tax	284	(43)	108
Minority interest	23	22	8
Net increase in assets	(366)	(283)	(147)
Net (decrease) increase in liabilities	(14)	193	236

Total cash flows provided by operating activities	2,946	2,360	1,965

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,208)	(825)	(547)
Intangible asset acquisitions	(35)	(41)	(33)
Proceeds for the sale of fixed assets and other assets	21	17	—
Proceeds for the sale of equity investees (Note 12)	182	—	—
(Increase) decrease in investments not considered as cash and cash equivalents	(533)	45	668

Total cash flows provided by (used in) investing activities	(1,573)	(804)	88

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	45	36	1,236
Payment of debt	(1,290)	(1,113)	(4,684)
Payment of interest and debt-related expenses	(293)	(414)	(944)
Dividends paid	(38)	—	—
Payment of capital reimbursement of Nucleo	—	(4)	—

Total cash flows used in financing activities	(1,576)	(1,495)	(4,392)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(203)	61	(2,339)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	661	600	2,939

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$458	$661	$600

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1.	The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.	Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(b) Licenses granted as of December 31, 2007

As of December 31, 2007, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2007, the Company’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•

Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•

the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

•	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

•	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations which basic guidelines are as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

Compared to the prior interconnection regulation (Decree No. 266/98), this regulation provides for an important reduction in the reference prices for interconnection in effect at the time. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•	Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than eight years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after seven years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007—December 2007 Telecom has estimated a receivable of $140 and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the review by the Regulatory Authority and the availability of funds in the trust. Such receivable arose since Telecom is obligated to provide telecommunication services in places or cities that are not profitable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of December 31, 2007, this provision amounts to $97.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	clearly identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007—December 2007 an account payable of $14. Personal has recorded a liability because it has discretion whether to invest or not in the non profitable areas. Accordingly, the “pay or play” mechanism requires Personal to pay a fee in lieu of investing in those areas.

As a consequence, as of December 31, 2007, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $9) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(f) Public telephony in penal institutions

In June 2006, Decree No. 690/06 was issued, which granted the SC the powers to adapt the specific rules and regulations relative to the public telephony which is rendered in penal institutions. As a consequence of this, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by all the telephone lines installed in penal institutions and system with the purpose of registering all the communications carried out.

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial, the Company was evaluating the technical and economic impacts resulting from complying with this new rule.

(g) Regulation of Prepaid Calling Cards

In December 2006, the SC approved, through Resolution No. 242/06, the Regulation of Prepaid Calling Cards for Telecommunication Services. This regulation, designed to ensure market transparency and avoid the existence of irregularly issued cards, sets forth certain requirements that said cards must meet and creates a Telecommunications Prepaid Calling Cards Registry that reports to the CNC. It mandated that 180 days after the regulation becomes effective no cards may be issued unless they are registered with said Registry.

CNC Resolution No. 1/07 approved the operation of the Telecommunications Prepaid Calling Cards Registry and established that said Registry will report to the Engineering Department of the CNC. In July 2007, by means of CNC Resolution No. 2,275/07, all prepaid calling cards issued by the Company were registered.

(h) “Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom.

At December 31, 2007, the Company identified a receivable of approximately $91 and a payable from the argentina@internet.todos Program amounted to $23. By means of Resolution No. 41/07, the Company offset both amounts, resulting in a remaining balance of $68. Additionally, on September 19, 2007, the Regulatory Authority authorized to offset fines due by the Company amounting to $1.6 with the net receivable as of that date, confirming the effectiveness of the offsetting mechanism provided by the Resolution.

Therefore, at December 31, 2007, the Company has a net receivable of $66, which is included in the line item “Other receivables” ($12 as current receivables and $54 as non-current receivables). The net effect of the application of the Resolution is a pretax gain of $87 ($18 included in “Salaries and social security” and $69 included in “Other expenses, net” in the consolidated statement of income).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of provisions that were previously shown in “Contingencies”. At December 31, 2007, the allowance corresponding to these matters and to the tax on deposits to and withdrawals from bank accounts amounted to $76 (see (j) below and Note 17.e).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(i) Rendering of fixed telephony through mobile telephony infrastructure

In August 2007, by SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region.

During the last quarter of 2007, the Company has installed fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(j) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, as of December 31, 2007, the Company recorded a liability on this matter on behalf of the CNC final results.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $10.2. Management of the Company is reviewing the results, and if the amount is appropriate, the Company intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (i) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company, it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentina Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.c – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. The Company has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (k) below).

In April 2007, the Company provided the CNC with supporting documentation of this amounts for audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborate the estimations made. Also, the CNC set a similar offsetting mechanism as determined by Resolution No. 41/07. Therefore, the Company recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (k) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(k) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2008.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

During fiscal year 2007, the Regulatory Authority has resolved some of these matters, as the closing of some Price Cap audits, the issuance of Resolution No. 41/07 and the IDC offsetting mechanism.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Company’s management that the renegotiation agreement process will be successfully completed.

(l) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

3.	Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements (continued)

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2007 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at December 31, 2007.

As of December 31, 2007, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information. Additional information is given in Note 12.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2007, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements (continued)

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) – (II)
Total assets	9,171	9,108	(63)
Total liabilities	6,062	6,040	(22)
Minority interest	79	79	—
Shareholders’ equity	3,030	2,989	(41)
Net income	884	897	13
(*) As required by CNV resolution. (**) As required by Argentine GAAP.

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(f) Concentration of credit risk

The Company’s cash equivalents and investments include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,849,000 (unaudited) at December 31, 2007, 3,750,000 (unaudited) at December 31, 2006 and 3,625,000 (unaudited) at December 31, 2005 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,774,000 (unaudited) at December 31, 2007, 3,032,000 (unaudited) at December 31, 2006 and 2,233,000 (unaudited) at December 31, 2005.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(g) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the year by the weighted average number of common shares outstanding.

4.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”, see Note 12)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment) and $210 as of December 31, 2006 ($175 in the Voice, data and Internet segment and $35 in the Wireless segment).

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.f, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at year-end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Other assets from discontinued operations are stated as follows:

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $11 of net carrying value as of December 31, 2007. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $23, $14 and $6 for the years ended December 31, 2007, 2006 and 2005, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets (see Note 13), based on the rates specified below:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	7-9
Switching equipment	7-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-7
Telephony equipment and instruments	5-10
Installations	3-10

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

Intangible assets from discontinued operations (trademarks) are amortized under the straight-line method over 15 years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2006. However, there are remaining tax loss carryforwards as of December 31, 2007. Accordingly, Telecom has determined an additional proportional charge for the year ended December 31, 2007 for the tax on minimum presumed income of $34, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

For the year ended December 31, 2007, Personal has estimated a provision for income taxes, net of its tax loss carryforwards, of the receivable from the tax on minimum presumed income (amounting to $103) and of payments in advance of income taxes (amounting to $13).

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2007, 2006 and 2005.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2007 and 2006 as required by RT 23. As of December 31, 2007, this provision amounts to $18.

The following tables summarize benefit costs for the years ended December 31, 2007, 2006 and 2005, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2007 and 2006:

	As of December 31,
	2007	2006
Accumulated benefit obligation	$7	$6
Effect of future compensation increases	11	8

Projected benefit obligation	$18	$14

	Years ended December 31,
	2007	2006	2005
Service cost	$1	$1	$1
Interest cost	3	3	2

Total benefit cost	$4	$4	$3

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2007	2006	2005
Discount rate (1)	10.5%	10.5%	10.5%
Projected increase rate in compensation	10.5-14%	10-12%	10-30%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(r) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to compensate future risks or minimized financial costs

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2007, 2006 and 2005 are shown in Note 17.h. under the line item “Advertising”.

(v) Gain on debt restructuring

Due to its materiality, the gain on debt restructuring, net of related expenses, was included in a separate line item in the statement of income entitled “Gain on debt restructuring”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2007	As of December 31, 2006
Cash	$7	$12
Banks	38	18

	$45	$30

(b) Investments Investments consist of the following:
	As of December 31, 2007	As of December 31, 2006
Current
Time deposits	$848	$558
Mutual funds	99	73

	$947	$631

Non current
2003 Telecommunications Fund	$1	$1
Related parties (Note 7)	1	—

	$2	$1

(c) Accounts receivable Accounts receivable consist of the following:
	As of December 31, 2007	As of December 31, 2006
Current
Voice, data and Internet	$478	$433
Wireless (i)	539	411
Wireless – related parties (Note 7)	7	4

Subtotal	1,024	848
Allowance for doubtful accounts	(126)	(105)

	$898	$743

(i) Includes $25 as of December 31, 2007 and $28 as of December 31, 2006 corresponding to Nucleo’s receivables. (d) Other receivables Other receivables consist of the following:
	As of December 31, 2007	As of December 31, 2006
Current
Derivatives	212	—
Prepaid expenses	42	34
Tax credits	35	36
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and j)	12	—
Restricted funds	9	29
SU credits (Note 2.d.2)	9	—
Other	36	40

Subtotal	355	139
Regulatory contingencies (Notes 2 h and j and 17.e)	(12)	—
Allowance for doubtful accounts	(11)	(11)

	$332	$128

Non current
Credit on minimum presumed income tax (i)	$227	$296
Derivatives	—	85
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and j)	77	—
Restricted funds	14	15
Prepaid expenses	15	14
Other tax credits	13	9
Other	13	2

Subtotal	359	421
Regulatory contingencies (Notes 2 h and j and 17.e)	(64)	—
Allowance for doubtful accounts	(13)	(9)

	$282	$412

(i)     Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2007	As of December 31, 2006
Wireless handsets and equipment	$175	$188
Allowance for obsolescence	(18)	(12)

	$157	$176

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Fixed assets held for sale	$5	$20
Allowance for other assets	—	(5)

	$5	$15

Non current
Fixed assets held for sale	$9	$19
Allowance for other assets	(4)	(9)

	$5	$10

(g) Fixed assets Fixed assets consist of the following:
	As of December 31, 2007	As of December 31, 2006
Non current
Net carrying value (Note 17.a)	$5,758	$5,761
Write-off of materials	(20)	(22)

	$5,738	$5,739

(h) Accounts payable Accounts payable consist of the following:
	As of December 31, 2007	As of December 31, 2006
Current
Fixed assets suppliers	$563	$463
Inventories suppliers	202	253
Other assets and services suppliers	679	568

Subtotal	1,444	1,284
Deferred revenues	103	81
Agent commissions	34	70
Related parties (Note 7)	53	40
SU reimbursement (Note 2.d.2)	6	6

	$1,640	$1,481

(i) Salaries and social security payable Salaries and social security payable consist of the following:
	As of December 31, 2007	As of December 31, 2006
Current
Vacation, bonuses and social security payable	$145	$114
Termination benefits	19	17

	$164	$131

Non current
Termination benefits	$43	$32

(j) Taxes payable Taxes payable consist of the following:
	As of December 31, 2007	As of December 31, 2006
Current
Tax on SU (Note 2.d.2)	$97	$95
VAT, net	55	8
Turnover tax	43	46
Tax on minimum presumed income, net	15	18
Internal taxes	19	13
Regulatory fees	11	12
Income tax, net (i)	1	3
Other	25	26

	$266	$221

Non current
Deferred tax liabilities	$289	$68

(i)	In 2007, Personal, Nucleo and Telecom Argentina USA had tax expenses. However, Personal has offset the expenses with $103 corresponding to credits on tax on minimum presumed income and $13 corresponding to payments in advance of income taxes; Nucleo has offset the expenses with $11 corresponding to payments in advance of income taxes and Telecom Argentina USA has offset the expenses with $1 corresponding to payments in advance of income taxes. In 2006, it corresponds to Nucleo.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2007	As of December 31, 2006
Current
Contributions to government programs (Note 2.h)	$—	$13
Deferred revenue on sale of capacity and related services	7	6
Guarantees received	7	5
Court fee	3	3
Contingencies payable	20	—
Other	13	9

	$50	$36

Non current
Deferred revenue on sale of capacity and related services	$60	$49
Asset retirement obligations	26	24
Retirement benefits	18	14
Court fee	12	14
Other	4	1

	$120	$102

(l) Net sales

Net sales consist of the following:

	Years ended December 31,
	2007	2006	2005
Voice	$2,601	$2,467	$2,385
Data	173	156	140
Internet	528	430	346

Subtotal	3,302	3,053	2,871
Wireless in Argentina	5,339	3,964	2,576
Wireless in Paraguay	433	355	221

	$9,074	$7,372	$5,668

(m) Gain on equity investees Gain on equity investees consists of the following:
	Years ended December 31,
	2007	2006	2005
Gain on capital reimbursement of Nucleo	$—	$6	$—
Loss on 2003 Telecommunications Fund	—	(1)	—
Gain on sale of equity interest in Intelsat Ltd	—	—	7

	$—	$5	$7

(n) Financial results, net Financial results, net consist of the following:
	Years ended December 31,
	2007	2006	2005
Generated by assets
Interest income	$94	$77	$101
Related parties (Note 7)	1	—	—
Foreign currency exchange gain (loss)	26	6	(273)
Holding losses on inventories	(59)	(5)	(14)
Other	—	8	(16)

Total generated by assets	$62	$86	$(202)

Generated by liabilities
Interest expense (i)	$(294)	$(365)	$(674)
Less capitalized interest on fixed assets	23	14	6
Loss on discounting of debt	(84)	(131)	(116)
Foreign currency exchange gain (loss)	(293)	(204)	761
Gain (loss) on derivatives	141	114	(83)
Other	4	2	—

Total generated by liabilities	$(503)	$(570)	$(106)

	$(441)	$(484)	$(308)

(i)	Includes $82 as of December 31, 2005, corresponding to penalty interests.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts (continued)

(o) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2007	2006	2005
Provision for contingencies	$(79)	$(82)	$(79)
Provision for regulatory contingencies	(42)	(14)	(7)
Severance payments and termination benefits	(84)	(48)	(56)
Gain on SC Resolution No. 41/07 and IDC (Note 2.h and j)	92	—	—
Gain on sale of fixed assets and other assets	19	7	6
Allowance for doubtful accounts and other assets	(4)	(13)	(20)
Allowance for obsolescence of inventories	(7)	(5)	(7)
Allowance for obsolescence of materials	—	(22)	—
SU reimbursement	—	—	(11)
Other, net	7	(7)	12

	$(98)	$(184)	$(162)

(p) Gain on debt restructuring Gain on debt restructuring consists of the following:
	Years ended December 31,
	2007	2006	2005
Discount on principal	$—	$—	$167
Discount on accrued and penalty interest	—	—	984
Gain on discounting of debt	—	—	352

Subtotal before related expenses and income tax	—	—	1,503
Other related expenses	—	—	(79)

	$—	$—	$1,424

6.	Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2007	2006	2005	2004
Cash and banks	$45	$30	$44	$31
Current investments	947	631	596	3,630

Total as per balance sheet	$992	$661	$640	$3,661
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months.	(534)	—	—	(463)
- Government bonds (i)	—	—	(40)	(251)
- Equity investments	—	—	—	(8)

Total cash and cash equivalents as shown in the statement of cash flows	$458	$661	$600	$2,939

(i)	Corresponds to the current portion of held-to-maturity investments.

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Years ended December 31,
	2007	2006	2005
Foreign currency exchange gain on cash and cash equivalents	$17	$6	$(253)
Interest income generated by current investments	52	42	69
Interest income generated by accounts receivable	41	35	32
Gain (loss) on swap settlement	12	(41)	—

Subtotal	122	42	(152)
Other cash flows provided by operating activities	2,824	2,318	2,117

Total cash flows provided by operating activities	$2,946	$2,360	$1,965

Income taxes eliminated from operating activities components:
	Years ended December 31,
	2007	2006	2005
Reversal of income tax included in the statement of income	$292	$(22)	$119
Income taxes paid	(8)	(21)	(11)

Total income taxes eliminated from operating activities	$284	$(43)	$108

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6.	Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Years ended December 31,
	2007	2006	2005
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(2)	$(5)	$(2)
Trade accounts receivable	(221)	(132)	(118)
Other receivables	(92)	(61)	22
Inventories	(51)	(85)	(49)

	$(366)	$(283)	$(147)

Net (decrease) increase in liabilities
Accounts payable	$(22)	$247	$229
Salaries and social benefits payable	44	30	23
Taxes payable	5	(33)	(12)
Other liabilities	9	22	9
Contingencies	(50)	(73)	(13)

	$(14)	$193	$236

Interest paid during the years ended December 31, 2007, 2006 and 2005 (including debt restructuring related expenses), amounted to $293, $414 and $944, respectively.

•     Main non-cash operating transactions:

	Years ended December 31,
	2007	2006	2005
Provision for minimum presumed income tax	$34	$46	$47
Derivatives	129	155	(83)
Credit on minimum presumed income tax offset with income taxes	128	—	—
Income tax rate deducted from dividends collected from foreign companies	7	—	—
Foreign currency translation adjustments in assets	56	73	27
Foreign currency translation adjustments in liabilities	30	37	18
• Most significant investing activities: Fixed assets acquisitions include:
	Years ended December 31,
	2007	2006	2005
Acquisition of fixed assets (Note 17.a)	$(1,416)	$(1,176)	$(616)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(445)	(116)	(142)
Less:
Acquisition of fixed assets through incurrence of accounts payable	623	446	194
Capitalized interest on fixed assets	23	14	6
Wireless handsets lent to customers at no cost (i)	5	4	3
Asset retirement obligations	2	3	8

	$(1,208)	$(825)	$(547)

(i)     Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2007	2006	2005
Acquisition of intangible assets (Note 17.b)	$(27)	$(72)	$(36)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(14)	(6)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	6	13	4
Debt issue costs classified as financing activities	—	24	13

	$(35)	$(41)	$(33)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:
	Years ended December 31,
	2007	2006	2005
Time deposits with maturities of more than three months	$(532)	$—	$442
Loan to related parties (Note 7)	(1)	—	—
Government bonds with maturities of more than three months	—	45	213
Proceeds for the sale of equity investments	—	—	13

Total cash flows from investments not considered as cash equivalents	$(533)	$45	$668

• Financing activities components:
	Years ended December 31,
	2007	2006	2005
Debt proceeds	$45	$36	$1,236
Payment of Notes	(932)	(1,027)	(3,432)
Payment of bank loans	(358)	(86)	(1,252)
Payment of interest on Notes	(264)	(316)	(773)
Payment of interest on bank loans	(29)	(74)	(125)
Dividends paid	(38)	—	—
Payment of debt restructuring related expenses	—	(24)	(46)
Payment of liquidating dividend of Nucleo	—	(4)	—

Total financing activities components	$(1,576)	$(1,495)	(4,392)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7.	Related party transactions

(a) Controlling group

As of December 31, 2007, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013.

As of December 31, 2007, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock.

The Company has been informed by W de Argentina – Inversiones S.L. that the put option for the 2% has been exercised on February 1°, 2008. Besides, Sofora has informed that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter where the transfer of the shares of Sofora owned by said companies was informed, and requesting the transfer to be registered in favor of W de Argentina – Inversiones S.L.; (ii) Sofora answered the mentioned letter sent by France Câbles et Radio and Atlas Services Belgium requesting a copy of the previous authorization from the SC to said transfer of shares, authorization which is necessary according to the applicable rules and regulations in force. To this date, Sofora has not received any answer whatsoever and neither the buyers nor the sellers have submitted proof of said previous authorization; (iii) to the effect of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting to inform if, in accordance to the rules and regulations in force, the parties intervening in said transaction had to ask the previous authorization from the corresponding authorities; (iv) the petition to the SC was made to give certainty about Sofora’s behavior as regards the registration of the transfer as required by the interested parties; (v) as soon as the SC decides upon this matter, Sofora shall proceed to take the necessary steps to fulfill said decision. Likewise, W de Argentina – Inversiones S.L., has submitted a note to the Company informing that, from their point of view, the previous authorization by the SC is not necessary, and has additionally informed that legal actions have been brought on account of said reason.

W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013. With respect to these two options, the The National Commission for the Defense of the Competition (Comisión Nacional de Defensa de la Competencia or “CNDC”) informed Telecom Italia International N.V. y a W de Argentina—Inversiones S.L. that “in the event the options stipulated in the Call Option Agreement entered on September 9, 2003, shall be exercised, it shall be notified as stipulated in sections 6 and 8 of Law No. 25,156”.

W de Argentina - Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. have entered a Shareholders’ Agreement, where certain criteria related to the administration of Sofora, Nortel and Telecom are agreed upon. Telecom Italia is Telecom Argentina’s operator.

(b) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(c) Changes in the equity stocks of the indirect shareholders of the Company

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A., jointly released a statement about an agreement oriented towards the transfer of their respective shares in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia S.p.A.’s capital stock), to a joint company (“Telco”) made up by Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefonica, S.A. (from Spain), which would own approximately 23% of Telecom Italia’s capital stock with a right to vote (“the Transaction”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7.	Related party transactions (continued)

As Telefonica de Argentina S.A., subsidiary of Telefonica, S.A. (from Spain), is Telecom Argentina’s main competitor, before the Transaction ended, Telecom Argentina’s directors and controllers analyzed the consequences which the Transaction would have over said company, particularly as regards the Law for Defense of the Competition (Ley de Defensa de la Competencia or “LDC”), which in Telecom Argentina’s Board gave rise to different opinions, which are backed by reports written by experts in the area.

The Board resolved that as the Transaction constitutes the acquisition of a minority shareholding which, under the terms of section 8 of LDC should not be notified, as it does not imply a modification on the “control” over Telecom Argentina and even when the conclusion shall be that said acquisition of a minority shareholding impartially implies a transfer of “control” (at least in the abstract), Telefonica, S.A. (from Spain) “auto-limitation” guarantees the independent management of both groups, by reason of which it is not in the presence of the situation banned by section 7 of LDC.

The controlling authorities were informed of the resolution adopted by the Board of Telecom Argentina. Additionally, Telecom Argentina and some regular or alternate directors, submitted to said authorities subsequent notes on the subject, where they expressed their personal opinion about the transaction, and which are available at the Financial Information Highway of the CNV (www.cnv.org.ar).

The notes submitted by Mr. Gerardo Werthein, Mr. Esteban Macek and Mr. Julio Naveyra are among the personal notes abovementioned. They have expressed to the Board and in the notes to the controlling authorities that, to their opinion, the Transaction “may result in a modification of the control structure of Telecom Argentina” and “according to the present conditions, it could be presumed that said modification in the control structure could impact on the decision-making in Telecom Argentina”, and for this reason, in the opinion of said directors the Transaction “should be notified to be analyzed by the authorities for the Defense of the Competition”.

The opinion of one of these directors sustains that Telefonica, S.A. (from Spain) will have a substantial indirect influence in Telecom Argentina and, as regards telecommunications matters, the abovementioned presence is a violation to the rules and regulations in force.

The CNDC brought, by administrative initiative, a claim recorded as file “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29)”, with the purpose of determining if the Transaction “has an impact on the competitors in the Argentine market, according to the rules and regulations in force” and asked the President and Vice President of Telecom Argentina to testify in said respect. In connection with said file, on October 16, 2007, the CNDC issued Resolution No. 78/07 which granted the CNDC “a mechanism for the verification, control and monitoring”, in Telecom Argentina for a 2 month period, and determined the appointment of two Supervisors-Observers, one acting on behalf of the CNDC and the other on behalf of the CNC, who would be in charge of “the custody of the public interest of the market, competitors, users and customers”.

This period was extended for another 2 month period (up to February 19, 2008). In the performance of their duties, the Supervisors-Observers have requested from the Company information and documentation, have attended the meetings of the decision-making organs (Board of Directors and Management Council), and have interviewed the Board of Directors, members of the Supervisory Committee and several members of the Management of the Company; they have at all times received the assistance of Telecom Argentina. At the date of issuance of these consolidated financial statements, Telecom has no knowledge of any report prepared by these Supervisors-Observers as requested by Resolution No. 78/07.

On October 25, 2007, Telefonica, S.A. (from Spain) made a public statement that said: “Telefonica, S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s aggregate amount through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s capital stock with a right to vote”.

At the closing date of the Transaction, Telecom Argentina’s Board of Directors adopted the following resolutions:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7.	Related party transactions (continued)

1.	A note was submitted to the CNDC, in Administrative File No. S01: 0147971/2007 (DP No. 29), with the purpose of clearly stating that Telecom Argentina has not taken any part in the Transaction whatsoever. Additionally, and taking into account that 46% of Telecom Argentina’s capital stock has the authorization to be listed on the BCBA and the NYSE, a request was submitted to the CNDC that any measure that said entity could adopt about the Transaction, shall not in any way affect Telecom Argentina, as this company is not an intervening party in said transaction and, for this reason, is not a party in the agreed transaction. A copy of this note shall be submitted to the SC and the CNC for the correct information before said entities.

2.	Notes were submitted to the SC and the CNC correspondingly, with the purposes abovementioned; additionally, copies of said notes were submitted to the CNDC.

3.	Telefonica, S.A. and Telefónica de Argentina S.A were notified, with the purpose of giving notice that, if due to the Transaction, Telecom Argentina suffered any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all the legal actions that may correspond, with the purpose of demanding a full and complete compensation, including all the spending and costs resulting from the legitimate defense of Telecom Argentina’s rights.

Telefonica, S.A. (from Spain) reasserted what was informed to the corresponding authorities as regards “Telefonica, S.A. (from Spain) has no participation whatsoever in Telecom Argentina S.A.’s management and for this reason could hardly cause Telecom Argentina S.A any damage, directly”.

On February 11, 2008, Telecom Argentina, Telecom Personal, Nortel Inversora and Sofora Telecomunicaciones were notified of the decision of the National Court of First Instance in Commercial Matters N° 16, Secretariat N° 32, upon the precautionary measure, where it is stipulated that an informing supervisor shall be appointed in the mentioned companies, for a period of two months, who shall have the powers of a supervisor. Said supervisor has the duty to duly submit his reports to the Court, so that the Court may evaluate if any risks due to conflict of interests in the decision making in Telecom Argentina S.A. may occur due to Telefonica S.A. (from Spain) entering in Telco.

Within the specified legal terms, Telecom Argentina and the rest of the companies under the precautionary measure have made an appeal against said measure.

The precautionary measure was requested by W de Argentina—Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein. Within the scope of said actions, a private pre-trial conference was called, to which the Company and other companies of the group and the regular and alternate directors of Telecom Argentina Mr. Carlos Alberto Felices, Mr.Oscar Carlos Cristianci, Mr. Enrique Garrido, Mr. Jorge Alberto Firpo, Mr. Gustavo Enrique Garrido and Mr. Marco Patuano were summoned.

(d) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005:

	As of December 31, 2007	As of December 31, 2006
Investments
Nortel S.A.	$1	$—

	$1	$—

Accounts receivable
Telecom Italia S.p.A. (b) (c)	$2	$2
TIM Celular S.A. (b)	5	2

	$7	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (b)	$9	$15
Telecom Italia S.p.A. (b) (c)	12	7
Italtel Argentina S.A. (b)	25	6
Entel S.A. (Bolivia) (b)	2	1
Etec S.A. (b)	1	1
Latin American Nautilus Argentina S.A. (b)	2	2
Latin American Nautilus USA Inc. (b)	1	1
TIM Celular S.A. (b)	—	6
Italtel S.p.A. (b)	—	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	1	—

	$53	$40

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7.	Related party transactions (continued)

		Years ended December 31,
	Transaction description	2007	2006	2005
Services rendered:
Related parties as of December 31, 2007
TIM Celular S.A. (b)	Roaming	$12	$9	$6
Telecom Italia S.p.A. (b) (c)	Roaming	7	5	5
Telecom Italia Sparkle S.p.A. (b)	International inbound calls	6	6	3
Entel S.A. (Bolivia) (b)	International inbound calls	3	2	1
Latin American Nautilus Argentina S.A. (b)	International inbound calls	2	1	1
Latin American Nautilus USA Inc. (b)	International inbound calls	—	—	1
Standard Bank (a) (d)	Usage of fixed telephony	5	—	—
Standard Bank (a) (d)	Interest	1	—	—
Former related parties (e)
Entel Chile S.A.	International inbound calls	—	—	3
Golden Lines	International inbound calls	—	—	1
Entel PCS Telecomunicaciones S.A.	Roaming	—	—	2
Corporacion Digitel C.A.	Roaming	—	—	1

Total services rendered		$36	$23	$24

Services received:
Related parties as of December 31, 2007
Telecom Italia S.p.A. (b) (c)	Fees for services and roaming	(28)	(17)	(20)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls	(17)	(19)	(9)
Entel S.A. (Bolivia) (b)	International outbound calls	(5)	(4)	(3)
Etec S.A. (b)	International outbound calls	(4)	(4)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	(1)	(1)	(1)
Latin American Nautilus Argentina S.A. (b)	Lease of circuits	(1)	(2)	(1)
TIM Celular S.A. (b)	Roaming and Maintenance, materials and supplies	(6)	(10)	(3)
Italtel Argentina S.A. (b)	Maintenance, materials and supplies	(3)	(4)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	(8)	(6)	(3)
La Estrella Cía de Seguros de retiro S.A. (a)	Salaries and social security	(1)	—	—
Caja de Ahorro y Seguro S.A. (a)	Insurance	(1)	(2)	—
Caja de Seguros S.A. (a)	Insurance	(2)	(2)	(1)
Haras El Capricho S.A. (a)	Advertising	(1)	—	—
Former related parties (e)
Tel3 S.A.	Lease of circuits	—	—	(8)
Entel Chile S.A.	International outbound calls	—	—	(3)
Golden Lines	International outbound calls	—	—	(1)

Total services received		$(78)	$(71)	$(58)

Purchases of fixed assets/intangible assets:
Related parties as of December 31, 2007
Italtel Argentina S.A. (b)		$85	$51	$14
Telecom Italia Sparkle S.p.A. (b)		26	47	18
Latin American Nautilus Argentina S.A. (b)		1	3	1
Telecom Italia S.p.A. (b)		2	—	—
Italtel S.p.A. (b)		—	—	1
Latin American Nautilus USA Inc. (b)		—	1	—
Former related parties (e)
Tel3 S.A		—	—	3
Pirelli Energía Cables y Sistemas de Argentina S.A		—	—	6

Total fixed assets and intangible assets		$114	$102	$43

(a)	Such companies relate to W de Argentina—Inversiones S.L.
(b)	Such companies relate to Telecom Italia Group.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	This company is a related party as from April 2007.
(e)	These entities are no longer related parties at December 31, 2007.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(e) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection. In February 2008, Cable Insignia was disolved.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8.	Debt

8.1. Short-term and long-term debt

As of December 31, 2007 and 2006, the Company’s short-term and long-term debt comprises the following:

	As of December 31, 2007	As of December 31, 2006
Short-term debt:
- Principal:
Notes	$1,372	$1,014
Bank loans	69	334

Subtotal	1,441	1,348
- Accrued interest	30	42
- Derivatives	3	5

Total short-term debt	$1,474	$1,395

Long-term debt:
- Principal:
Notes	$1,781	$2,798
Bank loans	5	51

Subtotal	1,786	2,849
- Effect on discounting of debt	(62)	(146)

Total long-term debt	$1,724	$2,703

Total debt	$3,198	$4,098

The following table segregates the Telecom Group’s debt by company as of December 31, 2007:

	Telecom	Personal	Nucleo	Consolidated as of December 31, 2007	Consolidated as of December 31, 2006
• Principal	2,357	833	37	3,227	4,197
• Accrued interest	29	1	—	30	42

Subtotal	2,386	834	37	3,257	4,239
• Effect on discounting of debt	(62)	—	—	(62)	(146)
• Derivatives	3	—	—	3	5

Total debt	2,327	834	37	3,198	4,098

• Short-term debt	1,360	82	32	1,474	1,395
• Long-term debt	967	752	5	1,724	2,703

8.	Debt (continued)

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. The Company issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2007, the Company has made mandatory and optional principal prepayments, including the net cash proceeds from the sale of Publicom (see Note 12), which prepaid all principal amortization payments originally scheduled up to April 2010 and 73.6% of the principal amortization payment originally scheduled due October 2010. By means of this, since the issuance date of the notes, the Company has cancelled 42.68% of Series A Notes and 83.02% of Series B Notes.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	Restructured Notes

Terms and conditions

Series A Notes are due in 2014 and Series B Notes are due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8.	Debt (continued)

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2007	B+	A+	B	A
February 19, 2008	B+	A+	B+	AA-

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

On April 16, 2007, Telecom made a cash payment of $249 corresponding to “excess cash” determined for the period ended on December 31, 2006 and on October 16, 2007, Telecom made a cash payment of $455 corresponding to “excess cash” determined for the period ended on June 30, 2007. Based on the December 31, 2007 financial statements, the Company has determined an “excess cash” of $427 (equivalent to US$ 136 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that the Company complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8.	Debt (continued)

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

The Company is in compliance with all debt covenants.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8.	Debt (continued)

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the restructured Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the restructured Notes

The following table shows the main characteristics of the outstanding series of Notes as of December 31, 2007:

					Book value at December 31, 2007 (in million of $)					Fair value
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total	as of December 31, 2007
Listed
A-1	1	US$ 98	US$ 56	October 2014	176	2	178	(8)	170	169
A-1	2	Euro 493	Euro 283	October 2014	1,308	13	1,321	(41)	1,280	1,229
B-1	1	US$ 933	US$ 158	October 2011	499	11	510	—	510	512

					1,983	26	2,009	(49)	1,960	1,910

Unlisted
A-2	1	US$ 7	US$ 4	October 2014	14	—	14	—	14	13
A-2	2	Euro 41	Euro 23	October 2014	109	1	110	(4)	106	102
A-2	3	Yen 12,328	Yen 7,067	October 2014	197	1	198	(9)	189	188
A-2	4	$26	(**) $19	October 2014	19	—	19	—	19	19
B-2	1	US$ 66	US$ 11	October 2011	35	1	36	—	36	36

					374	3	377	(13)	364	(*) 358

					2,357	29	2,386	(62)	2,324	2,268

(*)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8.	Debt (continued)

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiates or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The main features of the outstanding swap contracts at December 31, 2007 are as follows:

Characteristics of the agreement	Swap in Euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 296 million	¥ 6,830 million
- Outstanding principal to render subject to contract	US$ 361 million	US$ 60 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 309 million	¥ 6,953 million
- Total principal and interest to be paid	US$ 384 million	US$ 64 million
- Swap estimated market value as of 12.31.07 – (assets) liabilities	(US$ 66.9 million)	US$ 0.5 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In June 2007 and December 2007, respectively, Personal paid the Series 2 installments for an aggregate amount of $25 each ($22 for principal and $3 for interest).

The following table shows the outstanding series of Notes as of December 31, 2007:

Series	Nominal value (in millions)		Term in years	Maturity Date	Annual rate %	Book value as of December 31, 2007 (in million of $)				Fair value
						Principal	Accrued interest	Issue discount and underwriting fees	Total	as of December 31, 2007
2		$87	3	December 2008 (a)	(b) 20.00	44	—	—	44	(c) 44
3	US$	240	5	December 2010	9.25	756	1	(4)	753	767

Total						800	1	(4)	797	811

(a)    The maturity dates of the two outstanding installments of this series are: June 2008 and December 2008, respectively.

(b)    Floating Badlar plus 6.5%. Badlar for the period December 22, 2007 through March 22, 2008 is 13.5688%. The terms and conditions of the Notes require that total interest rate cannot be lower than 10% or higher than 20%.

(c)    Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
December 31, 2007	B+	A+	B	A
February 19, 2008	B+	A+	B+	AA-

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8.	Debt (continued)

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of December 31, 2007, the book value of this loan amounts to $37 (in February 2007, Personal prepaid US$8 million). In February 2008, Personal fully paid this loan at its maturity date for an aggregate amount of US$12 million, equivalent to $38.

On December 22, 2005, Personal entered into two Syndicated loans for US$ 69 million and $87, respectively. During 2007, Personal paid, on the due date, the Peso Facility and the Dollar Facility for an aggregate amount of $90 ($87 for principal and $3 for interest) and $219 ($215 for principal and $4 for interest), respectively.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

4. Negative covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8.	Debt (continued)

(b) Nucleo

During the first quarter of 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; these funds plus Nucleo’s own funds (US$ 7.5 million) were used to cancel the remaining financial debt of US$ 59 million, refinanced in November 2004.

Related to the new debt, Nucleo cancelled US$ 1.5 million during July and August 2006, and US$ 3.2 million during fiscal year 2007. Additionally, during the first quarter of 2008, Nucleo cancelled US$ 1.6 million at the due date.

The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly;

•

the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, during the first half of 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly. During the last quarter of 2007, Nucleo cancelled, at the due date, Guaranies 27,860 million (equivalent to $18) and in January 2008, cancelled, at the due date, Guaranies 21,547 million (equivalent to $14). In January 2008, Nucleo renewed a loan for a total amount of Guaranies 12,750 million (equivalent to $8). This new loan is a bullet loan with nine-month installments.

9.	Shareholders’ equity

(a) Common stock

At December 31, 2007, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock—see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9.	Shareholders’ equity (continued)

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee. Said authorities submitted a note to the Company where they informed that the Executive Committee has undersigned an “Agreement for the Dissolution of the Fund of Guarantee and Repurchase of the PPP” with Comafi Bursátil S.A. Sociedad de Bolsa, Mandatos PPP S.A. and the firm Nicholson y Cano Attorneys-at law, to which effect said Executive Committee is calling the PPP’s participants to sign the individual powers-of attorney in favor of Mandatos PPP S.A.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

10.	Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the years ended December 31, 2007, 2006 and 2005 consists of the following:

	Years ended December 31,
	2007	2006	2005
Current tax expense (i)	$(134)	$(8)	$(33)
Deferred tax expense	(247)	(51)	(505)
Valuation allowance	89	81	419
Current tax expense from discontinued operations	(63)	—	—

Income tax benefit (expense) (ii)	$(355)	$22	$(119)

(i)	In 2007, $(116) corresponds to Personal, $(17) corresponds to Nucleo and $(1) corresponds to Telecom Argentina USA.

In 2006, corresponds to Nucleo.

In 2005, $(25) corresponds to Telecom and $(8) corresponds to Nucleo.

(ii)	In 2007, $(122) corresponds to Telecom, $(214) corresponds to Personal, $(18) corresponds to Nucleo and $(1) corresponds to Telecom Argentina USA.

In 2006, $33 corresponds to Telecom, $(4) corresponds to Personal and $(7) corresponds to Nucleo.

In 2005, $(219) corresponds to Telecom, $104 corresponds to Personal and $(4) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10.	Income tax (continued)

	As of December 31, 2007				As of December 31, 2006
	Telecom	Personal	Nucleo	Total
Tax loss carryforwards	$129	$1	—	$130	$720
Allowance for doubtful accounts	40	41	—	81	67
Provision for contingencies	109	20	—	129	113
Other deferred tax assets	95	22	—	117	96

Total deferred tax assets	373	84	—	457	996
Fixed assets	(70)	(36)	3	(103)	(167)
Inflation adjustments (i)	(491)	(32)	(4)	(527)	(702)
Estimated cash dividends receivable from foreign companies	—	(9)	(1)	(10)	—

Total deferred tax liabilities	(561)	(77)	(2)	(640)	(869)

Subtotal deferred tax assets (liabilities)	(188)	7	(2)	(183)	127
- Valuation allowance	(95)	(11)	—	(106)	(195)

Net deferred tax (liabilities) assets as of December 31, 2007	$(283)	$(4)	$(2)	$(289)

Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)		$(68)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) from continuing operations for the years ended December 31, 2007, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	1,399	89	1,488
Non taxable items – Gain on equity investees	(391)	—	(391)
Non taxable items – Other	(34)	17	(17)

Subtotal	974	106	1,080
Statutory income tax rate	35%	(**)

Income tax expense at statutory tax rate	(341)	(12)	(353)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Change in valuation allowance (*)	89	—	89

Income tax expense as of December 31, 2007	(273)	(19)	(292)

Pre-tax income on a separate return basis	268	79	347
Non taxable items – Gain on equity investees	(116)	—	(116)
Non taxable items – Other	(8)	(7)	(15)

Subtotal	144	72	216
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(52)	(7)	(59)
Change in valuation allowance (*)	81	—	81

Income tax benefit (expense) as of December 31, 2006	29	(7)	22

Pre-tax income on a separate return basis	1,274	27	1,301
Non taxable items – Loss on equity investees	157	—	157
Non taxable items – Other	25	(8)	17

Subtotal	1,456	19	1,475
Statutory income tax rate	35%	20%

Income tax expense at statutory tax rate	(509)	(4)	(513)
Tax payable	(25)	—	(25)
Change in valuation allowance (*)	419	—	419

Income tax expense as of December 31, 2005	(115)	(4)	(119)

(*)	In 2007, corresponds $100 to Telecom and $(11) corresponds to Personal.

In 2006 and 2005, corresponds to Telecom.

(**)	In 2007, the statutory tax rate in Paraguay was 10% and in the USA the effective tax rate was 39.5%.

As of December 31, 2007, the Company had accumulated operating tax loss carryforwards of $130. The following table details the operating tax loss carryforwards segregated by company:

	Amounts unused
Expiration year	Telecom Argentina	Personal	Total consolidated
2007	95	—	95
2009	34	—	34
2011	—	1	1

Total	$129	$1	$130

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient taxable income over the period in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of December 31, 2007, a valuation allowance for an amount of $95 has been provided for Telecom Argentina’s related deferred tax assets.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $846 as of December 31, 2007, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2007, the Company has established reserves in an aggregate amount of $368 to cover potential losses under these claims ($76 deducted from assets and $292 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2007, these restricted funds totaled $23. The Company has classified these balances to other receivables on the Company’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected the Company’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2007, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. The Company appealed the decision to the Argentine Supreme Court of Justice.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately $15 (including fines for $6.6).

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Sale of equity interest in Publicom – Discontinued operations

(i) Description of the transaction

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the subsidiary) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell) for US$ 60.8 million, basis price.

According to the undersigned stock sale, the stock transfer was executed on April 12, 2007 (“Closing Date”), and Telecom collected the total amount abovementioned.

The contract set a formula for price adjustment (the “Price Adjustment”) by means of which the basis price is subject to an adjustment which is to be determined within 45 days after Closing Date. Finally, the Price Adjustment resulted in a reduction of US$0.5 million, by means of which the final sell price was US$ 60.3 million (equivalent to $182).

Additionally, a series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

•	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Sale of equity interest in Publicom – Discontinued operations (continued)

(ii) Destination of the funds

According to the terms and conditions of the Notes issued by Telecom, the net proceeds for the sale of the equity interest in Publicom should be applied to the purchase of the Notes within 45 days after the transaction is completed. In May 2007, the Company cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom.

(iii) Accounting treatment

Under Argentine GAAP, the transaction described in a) above, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of December 31, 2007, 2006 and 2005, identifying the assets, liabilities and results of operations in separate lines of the consolidated balance sheets and statements of income. As Publicom’s cash and cash equivalents have been included in the line “Current assets from discontinued operations, net”, consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005 do not include these cash flows. Further information is given in the tables below.

A summary of the assets, liabilities, results of operations and cash flows of Publicom, net of intercompany transactions, that were included in the separate lines “Assets from discontinued operations”, “Liabilities from discontinued operations” and “Income from discontinued operations”, is as follows:

•	Assets and liabilities from discontinued operations

As of December 31, 2006
Cash and banks	1
Accounts receivables, net	40
Other assets	3

Total current assets	44

Other receivables, net	6
Fixed assets	4

Total non-current assets	10

Total assets	54

Accounts payable	13
Salaries and social security payable	1
Taxes payable	8
Contingencies	2

Total current liabilities	24

Contingencies	7

Total non-current liabilities	7

Total liabilities	31
Shareholders’ equity	23

Total liabilities and shareholders’ equity	54

•	Results from discontinued operations

	Years ended December 31,
Income from the operations	2007	2006	2005
Net sales	3	65	50
Salaries and social security	(2)	(11)	(14)
Taxes	—	(1)	(1)
Maintenance, materials and supplies	—	(22)	(19)
Bad debt expense	—	(1)	(1)
Fees for services	—	(1)	—
Advertising	(1)	(3)	(2)
Other commissions	—	(3)	(2)
Others	(1)	(4)	(3)

Operating (loss) income before depreciation and amortization	(1)	19	8
Depreciation of fixed assets and amortization of intangible assets	—	(1)	(1)

Operating (loss) income	(1)	18	7
Financial results, net	1	2	2
Other expenses, net	—	(2)	(3)

Net income before income tax	—	18	6
Income tax benefit (expense)	1	(5)	(3)

Net income from the operations	1	13	3

Income from assets disposal
Net income from the sale of the shares (including the Price Adjustment)	182	—	—
Equity value at March 31, 2007	(15)	—	—
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)	—	—

Net income before income taxes	164	—	—
Income taxes	(63)	—	—

Net income from assets disposal	101	—	—

Income from discontinued operations	102	13	3

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Sale of equity interest in Publicom – Discontinued operations (continued)

•	Cash flows from discontinued operations

	Years ended December 31,
	2007	2006	2005
Net income	1	13	3
Allowance for doubtful accounts	—	1	1
Depreciation of fixed assets and amortization of intangible assets	—	1	1
Provision for lawsuits and contingencies	(1)	1	2
Income tax	(1)	5	3
Net decrease (increase) in assets	7	(21)	(2)
Net decrease in liabilities	(7)	(1)	(6)

Total cash flows provided by (used in) operating activities	(1)	(1)	2

Fixed assets acquisitions	—	—	(1)

Total cash flows used in investing activities	—	—	(1)

(Decrease) increase in cash and cash equivalents	(1)	(1)	1
Cash and cash equivalents at the beginning of year	1	2	1

Cash and cash equivalents at the end of the year	—	1	2

13.	Changes in useful lives of fixed assets in the Telecom Group

The Telecom Group performed an integral review of the useful lives of the fixed assets taking into account the rapid evolution of the telecommunications industry.

The Company engaged independent appraisals (“Organización Levín de Argentina S.A.”) to reassess the appropriateness of the useful lives of their fixed assets as from September 30, 2007. As a result of the work, the independent appraisals confirmed the appropriateness of the useful lives of Telecom Argentina and Personal’s fixed assets with some exceptions as follows:

•	Personal

The report confirmed the appropriateness of the useful lives of Personal’s fixed assets with the following considerations:

GSM technology equipment balances are included within fixed asset line items categorized as “Wireless network access” and “Switching”. The independent report states that GSM technology in Argentina may be seriously affected by new replacement technology during the year 2015. The specialist recommended to extend only the remaining useful life of the 2005-2006 acquisitions by 2 years and to perform a new reassessment by the end of fiscal year 2009.

Software obtained or developed for internal use comprises different system modules which will be gradually replaced. New useful lives were estimated to accommodate the planned replacement dates, resulting in a general extension of the useful life of the related assets (up to December 2009).

•	Telecom Argentina

The improvement in the use and installation techniques of the cables added to the acquisition of fiber optic of higher technology, were considered as new facts necessary to the proper reassessment of the remaining useful life of the fiber optic network, included in the item line Transmission equipment. Accordingly, the recommendation of the independent appraisals was to extend the remaining useful life assigned to such assets by 10 years as from September 30, 2007. Additionally, they recommended for the new assets as from October 1, 2007 a new depreciation rate (20 years).

Accordingly, the Telecom Group adopted the recommendations of the independent appraisals affecting the charge for depreciation as from October 1, 2007. This change resulted in a $14 decrease in depreciation expense for the year ended December 31, 2007 ($9 in the Voice, data and Internet segment and $ 5 in the Wireless segment).

In addition, the Company decided to accelerate the migration from TDMA technology to GSM technology, which is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, Personal recognized accelerated depreciation of $84 in order to be fully depreciated by March 31, 2008. The net book value of the TDMA network as of December 31, 2007, is $63.

14.	Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Segment information (continued)

Reportable segment	Consolidated company/Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)
Wireless	Personal
Nucleo

(i)	Dormant entity at December 31, 2007, 2006 and 2005.

As a consequence of the sale of the equity interest in Publicom, the former reportable segment “Directory publishing” has been included in a separate line, “Results from discontinued operations”, in the reportable segment “Voice, data and Internet”. Additional information is given in Note 12.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2007, 2006 and 2005, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the year ended December 31, 2007

❑ Income statement information

	Voice, data and Internet (a)	Wireless			Total
Results from continuing operations		Personal	Nucleo	Subtotal
Services	3,284	4,756	426	5,182	8,466
Equipment sales	18	583	7	590	608

Net sales	3,302	5,339	433	5,772	9,074
Salaries and social security	(744)	(188)	(28)	(216)	(960)
Taxes	(196)	(453)	(11)	(464)	(660)
Maintenance, materials and supplies	(307)	(122)	(18)	(140)	(447)
Bad debt expense	(12)	(57)	(2)	(59)	(71)
Interconnection costs	(151)	—	—	—	(151)
Cost of international outbound calls	(138)	—	—	—	(138)
Lease of circuits	(58)	(25)	(18)	(43)	(101)
Fees for services	(140)	(151)	(9)	(160)	(300)
Advertising	(89)	(195)	(22)	(217)	(306)
Agent commissions and distribution of prepaid cards commissions	(29)	(620)	(55)	(675)	(704)
Other commissions	(46)	(80)	(4)	(84)	(130)
Roaming	—	(149)	(2)	(151)	(151)
Charges for TLRD	—	(556)	(53)	(609)	(609)
Cost of sales	(18)	(867)	(8)	(875)	(893)
Others	(188)	(184)	(29)	(213)	(401)

Operating income before depreciation and amortization	1,186	1,692	174	1,866	3,052
Depreciation of fixed assets and amortization of intangible assets	(828)	(510)	(78)	(588)	(1,416)

Operating income	358	1,182	96	1,278	1,636
Financial results, net	(262)	(185)	6	(179)	(441)
Other expenses, net	(61)	(35)	(2)	(37)	(98)

Net income before income tax and minority interest	35	962	100	1,062	1,097
Income tax, net	(60)	(214)	(18)	(232)	(292)
Minority interest	—	—	(23)	(23)	(23)

Net (loss) income from continuing operations	(25)	748	59	807	782
Income from discontinued operations (Note 12)	102	—	—	—	102

Net income	77	748	59	807	884

(a) Includes net sales of $40, operating income before depreciation of $9, operating profit of $8 and net income of $7 corresponding to Telecom Argentina USA. ❑ Balance sheet information
Fixed assets, net	3,927	1,494	317	1,811	5,738
Intangible assets, net	154	606	—	606	760
Capital expenditures (without ARO and debt issue costs)	799	546	96	642	1,441
Depreciation of fixed assets	(815)	(498)	(64)	(562)	(1,377)
Amortization of intangible assets (without debt issue costs)	(13)	(12)	(14)	(26)	(39)
Net financial debt	(1,358)	(612)	(23)	(635)	(1,993)

❑ Cash flow information
Cash flows provided by operating activities	1,738	1,052	156	1,208	2,946

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(600)	(547)	(96)	(643)	(1,243)
Proceeds for the sale of equity investees	182	—	—	—	182
Increase in investments not considered as cash and cash equivalents and other	(511)	(1)	—	(1)	(512)

Total cash flows used in investing activities	(929)	(548)	(96)	(644)	(1,573)

Cash flows from financing activities:
Debt proceeds	—	—	45	45	45
Payment of debt	(889)	(371)	(30)	(401)	(1,290)
Payment of interest and debt-related expenses	(182)	(108)	(3)	(111)	(293)
Dividends paid	—	—	(38)	(38)	(38)

Total cash flows used in financing activities	(1,071)	(479)	(26)	(505)	(1,576)

Increase (decrease) in cash and cash equivalents	(262)	25	34	59	(203)
Cash and cash equivalents at the beginning of the year	409	221	31	252	661

Cash and cash equivalents at the end of the year	147	246	65	311	458

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Segment information (continued)

For the year ended December 31, 2006

❑ Income statement information

	Voice, data and Internet (a)	Wireless			Total
		Personal	Nucleo	Subtotal
Services	3,046	3,428	347	3,775	6,821
Equipment sales	7	536	8	544	551

Net sales	3,053	3,964	355	4,319	7,372
Salaries and social security	(663)	(146)	(20)	(166)	(829)
Taxes	(175)	(355)	(9)	(364)	(539)
Maintenance, materials and supplies	(227)	(77)	(13)	(90)	(317)
Bad debt expense	(16)	(46)	(1)	(47)	(63)
Interconnection costs	(159)	—	—	—	(159)
Cost of international outbound calls	(111)	—	—	—	(111)
Lease of circuits	(30)	(12)	(14)	(26)	(56)
Fees for services	(107)	(141)	(11)	(152)	(259)
Advertising	(70)	(137)	(18)	(155)	(225)
Agent commissions and distribution of prepaid cards commissions	(21)	(476)	(51)	(527)	(548)
Other commissions	(42)	(66)	(5)	(71)	(113)
Roaming	—	(135)	(2)	(137)	(137)
Charges for TLRD	—	(410)	(35)	(445)	(445)
Cost of sales	(26)	(963)	(10)	(973)	(999)
Others	(144)	(127)	(16)	(143)	(287)

Operating income before depreciation and amortization	1,262	873	150	1,023	2,285
Depreciation of fixed assets and amortization of intangible assets	(935)	(383)	(73)	(456)	(1,391)

Operating income	327	490	77	567	894
Gain (loss) on equity investees	(1)	6	—	6	5
Financial results, net	(375)	(122)	13	(109)	(484)
Other expenses, net	(137)	(48)	1	(47)	(184)

Net (loss) income before income tax and minority interest	(186)	326	91	417	231
Income tax, net	33	(4)	(7)	(11)	22
Minority interest	—	—	(22)	(22)	(22)

Net (loss) income from continuing operations	(153)	322	62	384	231
Income from discontinued operations (Note 12)	13	—	—	—	13

Net (loss) income	(140)	322	62	384	244

(a) Includes net sales of $29, operating income before depreciation of $15, operating profit of $14 and net income of $14 corresponding to Telecom Argentina USA. ❑ Balance sheet information
Fixed assets, net	4,047	1,449	243	1,692	5,739
Intangible assets, net	147	622	12	634	781
Capital expenditures (without ARO and debt issue costs)	592	557	76	633	1,225
Depreciation of fixed assets	(924)	(366)	(52)	(418)	(1,342)
Amortization of intangible assets (without debt issue costs)	(11)	(17)	(21)	(38)	(49)
Net financial debt	(2,324)	(1,026)	(2)	(1,028)	(3,352)

❑ Cash flow information
Cash flows provided by operating activities	1,606	647	107	754	2,360

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(435)	(379)	(52)	(431)	(866)
Decrease in investments not considered as cash and cash equivalents and other	62	—	—	—	62

Total cash flows used in investing activities	(373)	(379)	(52)	(431)	(804)

Cash flows from financing activities:
Debt proceeds	—	—	36	36	36
Payment of debt	(984)	(73)	(56)	(129)	(1,113)
Payment of interest and debt-related expenses	(283)	(128)	(3)	(131)	(414)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	(4)

Total cash flows used in financing activities	(1,267)	(201)	(27)	(228)	(1,495)

(Decrease) increase in cash and cash equivalents	(34)	67	28	95	61
Cash and cash equivalents at the beginning of the year	443	154	3	157	600

Cash and cash equivalents at the end of the year	409	221	31	252	661

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Segment information (continued)

For the year ended December 31, 2005

❑ Income statement information

	Voice, data and Internet (a)	Wireless			Total
		Personal	Nucleo	Subtotal
Services	2,864	2,254	211	2,465	5,329
Equipment sales	7	322	10	332	339

Net sales	2,871	2,576	221	2,797	5,668
Salaries and social security	(558)	(99)	(14)	(113)	(671)
Taxes	(165)	(223)	(6)	(229)	(394)
Maintenance, materials and supplies	(197)	(69)	(10)	(79)	(276)
Bad debt expense	(5)	(22)	(1)	(23)	(28)
Interconnection costs	(144)	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	(48)
Fees for services	(79)	(81)	(5)	(86)	(165)
Advertising	(41)	(100)	(9)	(109)	(150)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	(386)
Other commissions	(39)	(37)	(1)	(38)	(77)
Roaming	—	(114)	(1)	(115)	(115)
Charges for TLRD	—	(251)	(20)	(271)	(271)
Cost of sales	(10)	(602)	(11)	(613)	(623)
Others	(119)	(94)	(19)	(113)	(232)

Operating income before depreciation and amortization	1,373	530	91	621	1,994
Depreciation of fixed assets and amortization of intangible assets	(1,084)	(357)	(56)	(413)	(1,497)

Operating income	289	173	35	208	497
Gain on equity investees	7	—	—	—	7
Financial results, net	(117)	(190)	(1)	(191)	(308)
Other expenses, net	(111)	(52)	1	(51)	(162)
Gain on debt restructuring	1,424	—	—	—	1,424

Net income (loss) before income tax and minority interest	1,492	(69)	35	(34)	1,458
Income tax, net	(219)	104	(4)	100	(119)
Minority interest	—	—	(8)	(8)	(8)

Net income from continuing operations	1,273	35	23	58	1,331
Income from discontinued operations (Note 12)	3	—	—	—	3

Net income	1,276	35	23	58	1,334

(a)    Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Additionally, includes a net loss of $1 corresponding to Micro Sistemas.

❑ Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	5,958
Intangible assets, net	91	644	26	670	761
Capital expenditures (without ARO and debt issue costs)	320	266	42	308	628
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1,453)
Amortization of intangible assets (without debt issue costs)	(9)	(20)	(15)	(35)	(44)
Net financial debt	(3,062)	(1,163)	(36)	(1,199)	(4,261)

❑ Cash flow information
Cash flows provided by operating activities	1,458	391	116	507	1,965

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(580)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	668

Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	88

Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	(944)

Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	(4,392)

(Decrease) increase in cash and cash equivalents	(2,407)	66	2	68	(2,339)
Cash and cash equivalents at the beginning of the year	2,850	88	1	89	2,939

Cash and cash equivalents at the end of the year	443	154	3	157	600

15.	Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Unconsolidated information (continued)

Balance sheets:

	As of December 31, 2007	As of December 31, 2006
ASSETS
Current Assets
Cash and banks	$22	$12
Investments	733	472
Accounts receivable, net	438	379
Other receivables, net	278	41
Other assets, net	5	15

Total current assets	1,476	919

Non-Current Assets
Other receivables, net	258	284
Investments (i)	1,192	847
Fixed assets, net	3,919	4,044
Intangible assets, net	154	147
Other assets, net	5	10
Non-current assets from discontinued operations	—	25

Total non-current assets	5,528	5,357

TOTAL ASSETS	$7,004	$6,276

LIABILITIES
Current Liabilities
Accounts payable	$761	$543
Debt	1,360	1,015
Salaries and social security payable	136	109
Taxes payable	65	48
Other liabilities	25	33
Contingencies	39	78

Total current liabilities	2,386	1,826

Non-Current Liabilities
Debt	967	1,879
Salaries and social security payable	43	32
Taxes payable	283	161
Other liabilities	99	85
Contingencies	196	164

Total non-current liabilities	1,588	2,321

TOTAL LIABILITIES	$3,974	$4,147

SHAREHOLDERS’ EQUITY	$3,030	$2,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,004	$6,276

(i)	Includes $1,191 and $846 as of December 31, 2007 and 2006, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of December 31, 2007, includes $1,189 and $2, corresponding to Personal and Telecom Argentina USA, respectively. As of December 31, 2006, includes $844 and $2, corresponding to Personal and Telecom Argentina USA, respectively.

Statements of income:

	Years ended December 31,
Results from continuing operations	2007	2006	2005
Net sales	$3,772	$3,404	$3,113
Cost of services	(2,029)	(1,943)	(1,897)

Gross profit	1,743	1,461	1,216
General and administrative expenses	(197)	(162)	(150)
Selling expenses	(720)	(635)	(539)

Operating income	826	664	527
Gain (loss) on equity investees (i)	328	34	(200)
Financial results, net	(260)	(376)	(97)
Other expenses, net	(51)	(120)	(105)
Gain on debt restructuring	—	—	1,424

Net income before income tax	843	202	1,549
Income tax (expense) benefit, net	(59)	33	(219)

Net income from continuing operations	784	235	1,330
Income from discontinued operations	100	9	4

Net income	$884	$244	$1,334

(i) The gain (loss) on equity investees includes:
	Years ended December 31,
	2007	2006	2005
Personal	328	33	(205)
Telecom Argentina USA	—	2	(1)
2003 Telecommunications Fund	—	(1)	—
Micro Sistemas	—	—	(1)
Gain on sale of equity interest in Intelsat Ltd	—	—	7

Total	$328	$34	$(200)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Unconsolidated information (continued)

Condensed statements of cash flows:

	Years ended December 31,
	2007	2006	2006
Cash flows provided by operating activities	$1,732	$1,606	$1,445
Cash flows from investing activities
Acquisition of fixed and intangible assets	(595)	(435)	(294)
(Increase) decrease in investments not considered as cash and cash equivalents and other concepts	(329)	62	751

Total cash flows provided by (used in) investing activities	(924)	(373)	457

Cash flows from financing activities
Payment of debt	(889)	(984)	(3,432)
Payment of interest and debt-related expenses	(182)	(283)	(805)

Total cash flows used in investing activities	(1,071)	(1,267)	(4,237)

(Decrease) in cash and cash equivalents	(263)	(34)	(2,335)
Cash and cash equivalents at the beginning of year	484	518	2,853

Cash and cash equivalents at the end of the year	$221	$484	$518

16.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I.	Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine Government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2007	2006	2005
Reconciliation of net income:
Total net income under Argentine GAAP	$884	$244	$1,334
US GAAP adjustments:
Foreign currency translation (a)	(4)	(17)	(10)
Reversal of capitalization of foreign currency exchange differences (b.1)	—	—	29
Depreciation of foreign currency exchange differences (b.2)	104	104	100
Debt Restructurings (c)	296	418	(1,230)
Extinguishment of Personal’s and Nucleo’s restructured debts (d)	—	7	165
Other adjustments (e)	9	(2)	(5)
Tax effects on US GAAP adjustments (f.1)	(143)	(185)	328
Valuation allowance (f.2)	—	—	424
Minority interest (g)	2	3	3

Net income under US GAAP	$1,148	$572	$1,138

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

	As of December 31,
	2007	2006	2005
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$3,030	$2,129	$1,867
US GAAP adjustments:
Foreign currency translation (a)	(72)	(49)	(7)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (b.2)	678	574	470
Debt Restructurings (c)	(579)	(875)	(1,300)
Other adjustments (e)	3	(6)	3
Tax effects on US GAAP adjustments (f.1)	239	382	565
Minority interest (g)	23	16	5

Shareholders’ equity under US GAAP	$2,538	$1,387	$819

	Years ended December 31,
	2007	2006	2005
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$1,387	$819	$(326)
Other comprehensive income (loss)	3	(4)	7
Net income under US GAAP	1,148	572	1,138

Shareholders’ equity as of the end of the year	$2,538	$1,387	$819

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using year-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, the financial statements of the Company’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Remeasurement adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the year-end current rate has been used to translate them to the reporting currency, the Argentine Peso for the Company. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

b.2) This adjustment represents the effect on accumulated depreciation and the depreciation for the years ended December 31, 2007, 2006 and 2005, of the adjustment described in b.1) above.

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Nucleo completed the restructuring of their respective outstanding indebtedness. The restructurings of Telecom Argentina, Personal and Nucleo’s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

As a result of the extinguishment of Personal’s and Nucleo’s restructured debts in the fourth quarter of 2005 and in the first quarter of 2006, respectively, the only valuation difference arising from debt restructurings as of December 31, 2007 is that related to Telecom Argentina. For the new debts of Personal and Nucleo after the restructuring, there are no difference in measurement basis between Argentine GAAP and US GAAP.

Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated net present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the years ended December 31, 2007, 2006 and 2005, the Company recorded a $84, $131 and $116 loss on accretion, respectively.

Under US GAAP, the entities performed an analysis under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings represented troubled debt restructurings. Following the EITF No.02-04 guidance, the entities concluded that the Debt Restructurings were in fact troubled debt restructurings since (i) the entities were in financial difficulties and (ii) creditors had granted them a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP a gain of $19 on debt restructuring related to Telecom Argentina restructured debt, was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS No.15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No.15, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

On the other hand, for those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, and a gain was recognized under US GAAP equal to the amount of the reduction. In the case of Telecom Argentina debt restructuring, such gain under US GAAP amounted to $91. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

When any principal prepayments are made, the Company estimates the total new future mandatory cash payments and consequently records a gain under US GAAP as a result of the reduction of the estimated future interest payments at the time of prepayment.

In summary, the US GAAP reconciling item of net income reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, c) reversal of interest expense of new debt instruments computed under Argentine GAAP, (d) gain arising in the reduction of future interests resulting from principal prepayments and (e) computation of interest expense under US GAAP as described above.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006	2005
Reversal of loss on accretion recognized under Argentine GAAP (a)	$84	$131	$116
Reversal of a portion of gain on restructuring recognized under argentine GAAP (b)	—	—	(1,393)
Reversal of interest expense computed under Argentine GAAP (c)	170	226	200
Gain on principal prepayments under US GAAP (d)	158	179	—
Computation of interest expense under US GAAP (e)	(116)	(118)	(153)

Total US GAAP reconciling item for Debt Restructurings	$296	$418	$(1,230)

Included in the reconciliation of shareholders´ equity:

Debt valuation differences between Argentine GAAP and US GAAP	As of December 31,
	2007	2006	2005
	Telecom Argentina	Telecom Argentina	Telecom Argentina	Nucleo
Total debt under Argentine GAAP (a)	$2,327	$2,894	$3,621	$38
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151	1,151	11
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)	(19)	—
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)	(91)	—
Discounting of debt amount at year-end	62	146	277	—
Gain on principal prepayments under US GAAP	(337)	(179)	—	—
Difference between Argentine GAAP and US GAAP on the computed interest	(187)	(133)	(25)	(4)

Total debt under US GAAP (b)	$2,906	$3,769	$4,914	$45

Breakdown by entity	As of December 31,
	2007	2006	2005
Telecom Argentina (b) – (a)	$579	$875	$1,293
Nucleo (b) – (a)	—	—	7

Total US GAAP reconciling item for Debt Restructurings (b) – (a)	$579	$875	$1,300

d) Extinguishment of Personal’s and Nucleo’s restructured debts

As discussed in Note 8.3., in December 2005, Personal issued new Notes and bank loans, the net proceeds of which were used, together with available cash, to fully settle all amounts of principal and interest outstanding under Series A and Series B loans, which had been issued in November 2004 pursuant to Personal’s debt restructuring.

Additionally, as discussed in Note 8.3., in the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to settle the outstanding bank loans which had been restructured in November 2004.

As Personal’s and Nucleo’s restructured debts were fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debts and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debts and the cash surrendered.

As discussed in c) above, Personal’s and Nucleo’s restructured debts had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Personal’s and Nucleo’s restructured debts as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Personal’s and Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income for the years ended December 31, 2006 and 2005 represents such different gain on Nucleo’s and Personal’s debt extinguishment, respectively.

e) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all years presented:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of net income:

	Years ended December 31,
	2007	2006	2005
Inventories	$8	$—	$—
Present-value accounting	1	(6)	2
Cost related to certain amendments of restructured debt terms	1	(2)	—
Fixed assets held for sale	(1)	(1)	—
Accounting for investments in debt securities	—	7	(7)

Total other adjustments (e)	$9	$(2)	$(5)

Included in the reconciliation of shareholders´ equity:
	As of December 31,
	2007	2006	2005
Inventories	$8	$—	$—
Present-value accounting	(2)	(3)	3
Cost related to certain amendments of restructured debt terms	(1)	(2)	—
Fixed assets held for sale	(2)	(1)	—

Total other adjustments (e)	$3	$(6)	$3

- Inventories

As indicated in Note 4.i, under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

- Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

- Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2., in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the first quarter of 2006 with third parties were expensed as incurred under US GAAP.

- Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the years presented represents the depreciation of such assets held and used under US GAAP as of each year.

- Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with unrealized gain of $7, recognized in the statement of income for the year ended December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

In the first quarter of 2006, the Company sold these investments. Therefore, for the year ended December 31, 2006, the Company recognized the gain in the statement of income for US GAAP purposes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

f) Income taxes

f.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

f.2) Valuation allowance

The US GAAP reconciling item for the year ended December 31, 2005 reflects the full reversal of the valuation allowance previously provided for under US GAAP.

g) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

h) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No.25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No.123. In accordance with AIN-APB No.25 “Accounting for Stock Issued to Employees – Accounting Interpretations of APB Opinion No.25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No.79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No.25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

i) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. interest collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No.133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

j) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

k) Accounting for Uncertainty in Income Taxes (FIN No.48)

The Company adopted the provisions of FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes” (FIN No.48), an interpretation of FASB Statement No.109 “Accounting for income taxes” on January 1, 2007. The adoption of FIN No.48 for Telecom Group did not have any impact on the Company’s results nor Shareholders’ equity. Disclosures required under FIN No.48 are not included because uncertain tax positions are immaterial.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS No.13 “Accounting for Leases”, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2019. Rental expense is recognized ratably over the lease terms. Future minimum lease payments as of December 31, 2007, are as follows:

Year ending December 31, 2008	71
Year ending December 31, 2009	32
Year ending December 31, 2010	22
Year ending December 31, 2011	5
Thereafter	4

Total	$134

Rental expense and lease of circuits for the years ended December 31, 2007, 2006 and 2005 are included in Note 17.h.

The Company does not have assets under capital leases for the years ended December 31, 2007, 2006 and 2005.

b) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.f. for details of concentration of credit risk.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not necessarily represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instrument as of December 31, 2007 and 2006 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Accounts receivable, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short term nature of these accounts payable and no significant changes in interest rates.

Debt

The fair value of the Company’s debt as of December 31, 2007 is estimated based on its quoted market prices as described in Note 8. As of December 31, 2007, the fair value of the Company’s debt was $3,156 and the related carrying amount was $3,198 under Argentine GAAP. As of December 31, 2006, the fair value of the Company’s debt was $4,267 and the related carrying amount was $4,098 under Argentine GAAP.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c) Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Historically, social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. In the past, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most of all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings; and

•	Government regulation.

d) Asset retirement obligations

The balance of the Company’s asset retirement obligations as of December 31, 2007 and 2006 was $26 and $24, respectively and is included in other long-term liabilities on the consolidated balance sheets. Accretion expense and settlements during 2007 and 2006 were not significant.

e) Segment Information

As discussed in Note 14, the Company has identified its operating segments to be the five legal entities through which it conducts business. The identification of these segments is consistent with the requirements of paragraph 10 of SFAS No.131 “Disclosures about Segments of an Enterprise and Related Information”.

Under Argentine GAAP, the Company has combined these operating segments into two reportable segments based on the nature of products and services provided by the entities. The two reportable segments under Argentine GAAP are: Voice, data and Internet services and Wireless services.

Paragraph 17 of SFAS No.131 indicates that two or more operating segments may be combined into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, and, if the segments are similar in each of the following areas (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for products and services, (d) the method used to distribute products or provide services and (e) if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

The Company has assessed whether the operating segments combined to create the “Wireless services” reportable segment have similar economic characteristics. As such, the Company determined that Nucleo (the subsidiary which provides wireless services in Paraguay) does not show similar long-term average gross margins with those of Personal. Accordingly, following the guidance in paragraph 17 of SFAS No. 131, Nucleo would not be aggregated together with Personal to create one reportable segment, but rather it would be shown as a separate operating segment.

Even though Nucleo and Personal have been combined into one reportable segment under Argentine GAAP, Note 14 to the consolidated financial statements discloses information for both Personal and Nucleo separately and a column totaling both entities to report the wireless reportable segment.

Considering that separate information for Nucleo is already disclosed in Note 14, the effect of the application of paragraph 17 of SFAS No. 131 would only be the (i) elimination of the column totaling Personal and Nucleo and (ii) labeling Nucleo as a separate Wireless segment.

f) Sale of equity interest in Publicom

As discussed in Note 12, under Argentine GAAP, the sale of equity interest in Publicom has been accounted for as “Discontinued operation”.

Additionally, the Company has assessed whether this transaction shall be accounted for as a “Discontinued operation” under US GAAP in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

The Company has considered that Publicom is a component of the entity whose disposal meets both of the two conditions stated in the paragraph 42 of SFAS 144. For our conclusion, we have assessed the guidance stated in EITF 03-13 “Applying the Conditions in paragraph 42 of SAFS 144 in Determining Whether to Report Discontinued Operations” and its decision tree provided in Exhibit 03-13A.

Although this disposal transaction is expected to be generated continuing cash flows by Telecom Argentina as result of its continuing involvement, the Company has considered that such continuing cash flows are not significant compared to those that would have been generated by Publicom absent the sale transaction and there is no significant continuing involvement in the operations and core business of Publicom. As a consequence, the Company concluded that classification of the sale of Publicom as a discontinued operation is also appropriate under US GAAP.

g) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax liability has been classified as a non-current tax payable as of December 31, 2007 and 2006.

Under US GAAP, the Company applies the principles of SFAS No.109. Pursuant to SFAS No.109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2007, the net current deferred tax liability is $173 and the net non-current deferred tax asset is $123 under US GAAP. As of December 31, 2006, the net current deferred tax asset is $364 and the net non-current deferred tax liability is $50 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11.c., the Company has classified restricted cash amounting to $23 as other receivables, as of December 31, 2007. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2007 represented cash in escrow related to certain judicial proceedings. The restricted cash is $44 as of December 31, 2006.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all years presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all years presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. This effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the years presented.

Classification of Telecom Argentina’s restructured debt

Under Argentine GAAP, Telecom Argentina has classified the outstanding balance of its restructured debt as current and non-current based on the contractual maturity of the new debt instruments adjusted to reflect Telecom Argentina’s intent and ability to apply estimated cash flows to make prepayments. In making the classification, Telecom Argentina uses its best estimates of generating cash flows during the following periods.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, current restructured debt includes amounts due within the next twelve months at the balance sheet date. All other amounts are classified as non-current. Therefore, as of December 31, 2007, current and non current debt under US GAAP would have been $573 and $3,204, respectively. As of December 31, 2006, current and non current debt under US GAAP would have been $679 and $4,294, respectively.

h) Indefeasible rights of use

Acquisition of indefeasible rights of use

In the ordinary course of business, the Company enters into certain capacity agreements (the “IRU Contracts”) pursuant to which the Company purchases the rights to use of fiber optic capacity for a period of 15 years. The rights of use purchased in 2007 amounted to $24 of which $6 is still outstanding as of December 31, 2007. The Company is also committed to pay operation and maintenance costs (O&M) over the life of the IRU contracts.

Under Argentine GAAP, the Company recognized the up-front cash payment and the remaining payable related to the IRU Contracts as an intangible asset. The intangible asset is being amortized under the straight-line method over the term of the Contracts, i.e. 15 years. Amortization expense is included under intangible amortization in the statement of income. The Company determined that these capacity agreements are service contracts.

Under US GAAP, the Company evaluated the guidance in EITF 01-08 “Determining whether an arrangement contains a lease”, and determined that these contracts do not contain a lease element, rather they are service contracts. In addition, under US GAAP, neither the cash up-front payments nor the remaining amount payables under the contracts qualify for recognition as intangible assets. Rather the prepayment would be recognized as a prepaid asset. The Company would recognize service expense, including operating and maintenance costs, on a straight-line basis over the term of the IRU contracts. Accordingly, amortization expense would have been reduced by $7, $4 and $2 for the years ended December 31, 2007, 2006 and 2005, respectively, and service expense would have been increased by same amounts for those years.

Sale of a portion of indefeasible rights of use purchased

In the ordinary course of business, the Company entered into certain capacity agreements, pursuant to which the Company provides the right to use a portion of the capacity acquired under IRU Contracts mentioned above. As of December 31, 2007, $3 related to the 2007 capacity agreements is still uncollected.

Under Argentine GAAP, the Company recognized this uncollected receivable and liability (deferred revenue) related to these agreements. The Company will recognize revenue under the straight-line method over the term of the Agreement (15 years).

Under US GAAP, the remaining amount under the contracts do not qualify for recognition as liability (deferred revenue), and therefore receivable and liability recognized under Argentine GAAP should be reversed under US GAAP.

i) Income statement classification differences

The following table reconciles the operating income as shown in the statement of income under Argentine GAAP to the operating income that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2007	2006	2005
Operating income under Argentine GAAP	$1,636	$894	$497
Foreign currency translation	2	6	2
Depreciation of foreign currency exchange differences	104	104	117
Other expenses, net as operating loss under US GAAP	(98)	(184)	(162)
Inventories	(51)	(5)	(14)
Other	(1)	(1)	—

Operating income under US GAAP	$1,592	$814	$440

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

j) Earnings per share

Under Argentine GAAP, the Company computes net income per common share and dividends per share by dividing the net income for the period by the weighted average number of common shares outstanding.

Under US GAAP, basic and diluted net income per share is presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per share (for continuing and discontinued operations) for the years indicated:

	Years ended December 31,
	2007	2006	2005
Numerator: (Net income under US GAAP)
from continuing operations	1,046	559	1,135
from discontinued operations	102	13	3
Net income under US GAAP	1,148	572	1,138
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978

Basic and diluted net income per common share
from continuing operations	1.06	0.57	1.16
from discontinued operations	0.11	0.01	—
Net income per common share	1.17	0.58	1.16

k) Cash flows statement classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. However, as discussed further below, certain differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95 “Statement of Cash Flows”.

Under Argentine GAAP, payments to creditors for interest and withholding tax payments were reported as financing activities whereas these transactions would be classified as cash flows used in operating activities for US GAAP purposes. Additionally, under Argentine GAAP, cash outflows for the acquisition of indefeasible rights of use, which amounted to $31, $39 and $31 for fiscal years 2007, 2006 and 2005, respectively, were reported as investing activities. Under US GAAP, these transactions would be classified as cash outflows from operating activities.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

	Years ended December 31,
	2007	2006	2005
Cash flows provided by operating activities	$2,605	$1,949	$1,302
Cash flows from investing activities
Acquisition of fixed assets and intangible assets	(1,212)	(827)	(549)
Proceeds for the sale of equity investees	182	—	—
(Increase) Decrease in investments not considered as cash and cash equivalents and others	(512)	62	668

Total cash flows (used in) provided by investing activities	(1,542)	(765)	119

Cash flows from financing activities
Debt proceeds	45	36	1,236
Payment of debt	(1,290)	(1,113)	(4,684)
Payment of debt-related expenses and others	—	(52)	(59)
Dividends paid	(38)	—	—

Total cash flows used in financing activities	(1,283)	(1,129)	(3,507)

Effect of exchange rate changes on cash and cash equivalents	17	6	(253)
(Decrease) Increase in cash and cash equivalents	(203)	61	(2,339)
Cash and cash equivalents at the beginning of year	661	600	2,939

Cash and cash equivalents at year end	$458	$661	$600

l) Changes in useful lives of fixed assets

As discussed in Note 13, during the year 2007, the Telecom Group performed an integral review of the useful lives of the fixed assets as from September 30, 2007 based on the work of independent appraisers, Organización Levin de Argentina S.A. As a result of this review, the remaining useful lives of certain fixed assets (fiber optic network, GSM technology network access and switching equipment, and certain software) were extended as from September 30, 2007. This reassessment resulted in a $14 reduction in depreciation expense for the year ended December 31, 2007.

In addition, the Company decided to accelerate the migration from TDMA technology to GSM technology, which is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, during the year 2007, Personal recognized accelerated depreciation of $84 related to these assets in order to be fully depreciated by March 31, 2008.

Net of tax effect on net income for the mentioned changes in the estimated useful lives was a loss of $46, which represents a loss of Argentine pesos 0.05 per share for the year 2007.

During the year 2005, Organización Levin de Argentina S.A., independent appraisers, helped Personal and Nucleo to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $31 related to these assets, which represents a loss of Argentine pesos 0.02 per share for the year 2005.

m) Severance payments

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No.112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No.43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

n) Investments in debt securities

Note 17.c. to the financial statements presents the additional disclosure requirements in accordance with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

o) Software developed or obtained for internal use

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No.98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that certain internal and external costs associated with the purchase and/or development of internal use software be capitalized rather than expensed. The adoption of this standard under Argentine GAAP had no impact on the Company’s financial position or results of operations since the Company’s policy in capitalizing/expensing software costs is aligned to SOP 98-1.

p) Other comprehensive income

Under US GAAP, the Company adopted SFAS No.130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS No.130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No.130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2007	2006	2005
Net income under US GAAP	$1,148	$572	$1,138
Other comprehensive income:
- Foreign currency translation	3	1	2
- Investments classified as available-for-sale	—	(7)	7
Tax benefit (expense)	—	2	(2)

Comprehensive income	$1,151	$568	$1,145

	As of December 31,
	2007	2006	2005
Accumulated other comprehensive income (a)	$25	$22	$26

(a)	Accumulated other comprehensive income as of December 31, 2007, 2006 and 2005 includes charges related to foreign currency translation adjustments. In addition, accumulated other comprehensive income as of December 31, 2005 includes charges related to investments classified as available-for-sale.

q) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e to the Argentine GAAP financial statements presents this information for the years indicated. The Company considers this information is similar in format and content to that required by the SEC.

r) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”). The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FASB Staff Position FAS 157-2, which delays the effective date of SAFS No.157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This pronouncement partially defers the effective date of SFAS No.157 to fiscal years beginning after November 15, 2008 for the mentioned items. The partial adoption of SFAS No.157 will not have a significant impact on the Company’s current financial position or results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Differences between Argentine GAAP and US GAAP (continued)

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF No.06-1 will not have a significant impact on the Company’s current financial position or results of operations.

In February 2007, the FASB issued SFAS No.159, “The fair value option for financial assets and financial liabilities – Including an amendment of FASB Statement No. 115” (“SFAS No.159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value, at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) is applied instrument by instrument, with a few exceptions; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. SFAS No.159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the fair value option for certain debts existing at the time of adoption. If the fair value option is applied to such debts, the adoption of SFAS No.159 is expected to have a significant impact on the Company’s financial position and results of operations under US GAAP.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact that the adoption of SFAS No.160 will have on the Company’s financial position and results of operations.

1 7.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17.	Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	109	4	—	—	—	113
Building	1,450	—	—	8	(2)	1,456
Tower and pole	352	—	5	19	(1)	375
Transmission equipment	4,018	17	20	221	(8)	4,268
Wireless network access	1,551	—	—	49	(13)	1,587
Switching equipment	4,136	3	8	152	(1)	4,298
Power equipment	562	1	7	24	(1)	593
External wiring	6,065	—	6	125	(2)	6,194
Computer equipment	3,008	9	17	372	(1)	3,405
Telephony equipment and instruments	831	7	18	7	—	863
Equipment lent to customers at no cost	71	33	12	7	(2)	121
Vehicles	121	26	—	—	(15)	132
Furniture	74	1	1	1	—	77
Installations	316	—	3	8	—	327
Improvements in third parties buildings	84	—	—	18	—	102
Work in progress	451	1,174	12	(1,011)	—	626

Subtotal	23,199	(a) 1,275	109	—	(46)	24,537
Asset retirement obligations	25	2	—	—	(1)	26
Materials	155	(b) 139	1	—	(80)	215

Total as of December 31, 2007	23,379	1,416	110	—	(127)	24,778

Total as of December 31, 2006	22,611	1,176	136	—	(545)	23,378

	Depreciation						Net carrying value as of December 31, 2007	Net carrying value as of December 31, 2006
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the year
Land	—	—	—	—	—	—	113	109
Building	(768)	4 – 10	(58)	—	2	(824)	632	682
Tower and pole	(253)	5 – 8	(15)	(2)	—	(270)	105	99
Transmission equipment	(3,333)	11 – 14	(228)	(13)	8	(3,566)	702	685
Wireless network access	(1,119)	11 –14	(194)	—	13	(1,300)	287	432
Switching equipment	(3,418)	11 –15	(266)	(6)	1	(3,689)	609	718
Power equipment	(448)	10 –11	(36)	(4)	—	(488)	105	114
External wiring	(4,456)	6	(287)	(3)	1	(4,745)	1,449	1,609
Computer equipment	(2,541)	18 – 22	(208)	(14)	1	(2,762)	643	467
Telephony equipment and instruments	(771)	11 – 18	(29)	(12)	—	(812)	51	60
Equipment lent to customers at no cost	(67)	50	(13)	(11)	2	(89)	32	4
Vehicles	(77)	20	(13)	—	15	(75)	57	44
Furniture	(56)	10	(6)	(1)	—	(63)	14	18
Installations	(233)	8 – 25	(13)	(2)	—	(248)	79	83
Improvements in third parties buildings	(63)	3	(6)	—	—	(69)	33	21
Work in progress	—	—	—	—	—	—	626	451

Subtotal	(17,603)		(1,372)	(68)	43	(19,000)	5,537	5,596
Asset retirement obligations	(15)	16 - 21	(5)	—	—	(20)	6	10
Materials	—		—	—	—	—	215	155

Total as of December 31, 2007	(17,618)		(c) (1,377)	(68)	43	(19,020)	5,758	5,761

Total as of December 31, 2006	(16,653)		(c) (1,342)	(85)	463	(17,617)	5,761

(a)	Includes $13 in Transmission equipment, $27 in Equipment lent to customers at no cost, $2 in Telephony equipment and instruments and $339 in Work in progress, transferred from materials.
(b)	Net of $381 transferred to fixed assets.
(c)	Includes $(104) and $(104), in December 2007 and 2006, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17.	Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	440	—	6	—	446
Debt issue costs	54	—	3	(20)	37
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	181	—	30	—	211
Rights of use	140	24	—	—	164
Exclusivity agreements	62	3	—	(11)	54

Total as of December 31, 2007	1,535	27	39	(31)	1,570

Total as of December 31, 2006	1,516	72	53	(106)	1,535

	Amortization					Net carrying value as of December 31, 2007	Net carrying value as of December 31, 2006
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the year
Software obtained or developed for internal use	(420)	(13)	(6)	—	(439)	7	20
Debt issue costs	(28)	(11)	(3)	20	(22)	15	26
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(170)	(13)	(28)	—	(211)	—	11
Rights of use	(35)	(10)	—	—	(45)	119	105
Exclusivity agreements	(31)	(3)	—	11	(23)	31	31

Total as of December 31, 2007	(754)	(a) (50)	(37)	31	(810)	760	781

Total as of December 31, 2006	(755)	(b) (59)	(45)	105	(754)	781

a)	An amount of $(35) is included in cost of services, $(1) in general and administrative expenses, $(3) in selling expenses and $(11) in financial results, net.
b)	An amount of $(46) is included in cost of services, $(3) in selling expenses and $(10) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of December 31, 2007	Cost value as of December 31, 2007	Book value as of December 31, 2007	Book value as of December 31, 2006
CURRENT INVESTMENTS
Mutual funds
HF $ Clase I	$1.24	56,816,602	71	71	71	27
Optimun CDB $ Clase B	$1.75	2,967,846	5	5	5	7
Lombard Renta $	$2.48	9,317,848	23	23	23	—
Other mutual funds			—	—	—	39

Total mutual funds			99	99	99	73

Total current investments			99	99	99	73

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17.	Other financial statement information (continued)

(d) Current investments

	Cost as of December 31, 2007	Book value as of
		December 31, 2007	December 31, 2006
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$282	$283	$359
In Argentine pesos	31	31	199

	$313	$314	$558

With an original maturity of more than three months
In foreign currency	$532	$534	$—

	$532	$534	$—

Total current investments	$845	$848	$558

NON-CURRENT INVESTMENTS
Time deposits
With an original maturity of more than three months
In Argentine pesos – Related parties	$1	$1	$—

Total non-current investments	$1	$1	$—

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	71	—	(50)	126
Regulatory contingencies	—	—	(f) 14	(2)	12
Allowance for obsolescence of inventories	12	7	—	(1)	18
Allowance for doubtful accounts and other assets	16	—	5	(10)	11

Total deducted from current assets	133	78	19	(63)	167

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	195	—	—	(d) (89)	106
Regulatory contingencies	—	42	(f) 22	—	64
Allowance for doubtful accounts and other assets	18	4	(5)	—	17
Write-off of materials	22	—	—	(2)	20

Total deducted from non-current assets	235	46	17	(91)	207

Total deducted from assets	368	(b) 124	36	(154)	374

Included under current liabilities
Provision for contingencies	85	—	14	(e) (50)	49

Total included under current liabilities	85	—	14	(50)	49

Included under non-current liabilities
Provision for contingencies	234	79	(70)	—	243

Total included under non-current liabilities	234	79	(70)	—	243

Total included under liabilities	319	(c) 79	(f) (56)	(50)	292

(a)    As of December 31, 2007 and 2006 this allowance is included in Taxes payable non-current.

(b)    Includes $71 in selling expenses and $53 in other expenses, net.

(c)    Included in other expenses, net.

(d)    Included in income tax.

(e)    Includes $8 by application of SC Resolution No. 41/07.

(f)     Reclassified $36 to other receivables – “Regulatory contingencies” and $20 to other liabilities – “Contingencies payable”.

Items	Opening balances	Additions	Reclassifications	Deductions	As of December 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	97	64	—	(56)	105
Allowance for obsolescence of inventories	9	5	—	(2)	12
Allowance for doubtful accounts and other assets	7	10	2	(3)	16

Total deducted from current assets	113	79	2	(61)	133

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	276	—	—	(81)	195
Allowance for doubtful accounts and other assets	17	3	(2)	—	18
Write-off of materials	—	22	—	—	22

Total deducted from non-current assets	293	25	(2)	(d) (81)	235

Total deducted from assets	406	(g) 104	—	(142)	368

Included under current liabilities
Provision for contingencies	108	57	101	(181)	85

Total included under current liabilities	108	57	101	(181)	85

Included under non-current liabilities
Provision for contingencies	239	96	(101)	—	234

Total included under non-current liabilities	239	96	(101)	—	234

Total included under liabilities	347	(h) 153	—	(181)	319

(g)	Includes $63 in selling expenses, $1 in foreign currency translation adjustments and $40 in other expenses, net.
(h)	Includes $57 in selling expenses and $96 in other expenses, net.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17.	Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2007	2006	2005
Inventory balance at the beginning of the year	$188	$113	$82
Plus:
Purchases	927	1,060	664
Holding results on inventories	(59)	(5)	(14)
Wireless handsets lent to customers at no cost (a)	(5)	(4)	(3)
Replacements	(2)	(4)	(3)
Foreign currency translation adjustments in inventory	1	1	—
Cost of services (Note 17.h)	4,088	3,511	3,063
Less:
Inventory balance at year end	(175)	(188)	(113)

COST OF SERVICES	$4,963	$4,484	$3,676

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2007	2006	2005
Services
Net sales	$8,466	$6,821	$5,329
Cost of sales	(4,070)	(3,485)	(3,053)

Gross profit from services	$4,396	$3,336	$2,276

Handsets
Net sales	$590	$544	$332
Cost of sales	(875)	(973)	(613)

Gross loss from handsets	$(285)	$(429)	$(281)

Voice, Internet and data equipment
Net sales	$18	$7	$7
Cost of sales	(18)	(26)	(10)

Gross loss from handsets	$—	$(19)	$(3)

TOTAL GROSS PROFIT	$4,111	$2,888	$1,992

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17.	Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2007				As of December 31, 2006
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	—	—	$—	$3
	G	—	—	—	3
Bank accounts	US$	3	3.14900	10	2
	G	15,224	0.0006413	10	7
Investments
Time deposits	US$	242	3.14900	761	343
	EURO	11	4.63150	49	14
		¥235	0.02793	7	2
Accounts receivable
	US$	22	3.14900	69	50
	G	36,510	0.0006413	23	23
Related parties	US$	2	3.14900	7	4
Other receivables
Prepaid expenses	US$	2	3.14900	7	5
	G	2,187	0.0006413	2	1
Tax credits	G	—	—	—	2
Derivatives	US$	67	3.14900	212	—
Others	US$	2	3.14900	5	17
	G	2,251	0.0006413	2	2
Non-current assets
Other receivables
Derivatives	US$	—	—	—	85

Total assets				$1,164	$563

Current liabilities
Accounts payable
Suppliers	US$	178	3.14900	$561	$472
	G	26,639	0.0006413	17	11
	EURO	6	4.63150	28	29
Deferred revenues	G	15,578	0.0006413	10	8
Related parties	US$	4	3.14900	12	32
	EURO	3	4.63150	12	7
Debt
Notes – Principal	US$	196	3.14900	617	569
	EURO	133	4.63150	618	347
		¥3,080	0.02793	86	51
Banks loans and others – Principal	US$	15	3.14900	47	247
	G	46,681	0.0006413	22	—
Accrued interest	US$	5	3.14900	15	24
	EURO	3	4.63150	14	16
		¥29	0.02793	1	1
Derivatives	US$	1	3.14900	3	5
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,855	0.0006413	1	1
Taxes payable
Income tax	G	2,020	0.0006413	1	3
VAT	G	1,794	0.0006413	1	—
Other liabilities
Deferred revenue on sale of capacity	US$	2	3.14900	7	6
Others	G	952	0.0006413	1	—
Non-current liabilities
Debt
Notes – Principal	US$	273	3.14900	859	1,366
	EURO	173	4.63150	799	1,195
		¥3,987	0.02793	111	176
Banks loans and others – Principal	US$	2	3.14900	5	51
Gain on discounting of debt	US$	(3)	3.14900	(8)	(20)
	EURO	(10)	4.63150	(45)	(105)
		¥(304)	0.02793	(9)	(21)
Taxes payable
Deferred tax liabilities (assets)	G	2,258	0.0006413	2	(1)
Other liabilities
Deferred revenue on sale of capacity	US$	19	3.14900	60	49

Total liabilities				$3,848	$4,519

(i)	US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17.	Other financial statement information (continued)

(h) Expenses

	Expenses			Capitalized and recoverable costs	Year ended December 31, 2007
	Cost of services	General and administrative	Selling
Salaries and social security	$420	$162	$378	$30	$990
Depreciation of fixed assets	1,227	52	98	—	1,377
Amortization of intangible assets	35	1	3	—	39
Taxes	241	4	45	—	290
Turnover tax	370	—	—	—	370
Maintenance, materials and supplies	344	24	79	—	447
Cost of voice, Internet and data equipment sales	18	—	—	—	18
Cost of directories publishing	2	—	—	—	2
Bad debt expense	—	—	71	—	71
Interconnection costs	151	—	—	—	151
Cost of international outbound calls	138	—	—	—	138
Lease of circuits	101	—	—	—	101
Fees for services	59	74	167	—	300
Advertising	—	—	306	—	306
Agent commissions and distribution of prepaid cards commissions	—	—	704	—	704
Other commissions	—	1	129	—	130
Roaming	151	—	—	—	151
Charges for TLRD	609	—	—	—	609
Transportation and freight	16	9	117	—	142
Insurance	2	4	5	—	11
Energy, water and others	55	6	7	—	68
Rental expense	80	3	17	—	100
Others	69	2	7	—	78

Total	$4,088	$342	$2,133	$ (a) 30	$6,593

a) Included $18 in Non-current assets – “Credit on SC Resolution No. 41/07” and $12 capitalized in Fixed assets – “Work in progress”.
	Expenses			Fixed assets Work in progress	Year ended December 31, 2006
	Cost of services	General and administrative	Selling
Salaries and social security	$383	$131	$315	$10	$839
Depreciation of fixed assets	1,183	42	117	—	1,342
Amortization of intangible assets	46	—	3	—	49
Taxes	213	2	36	—	251
Turnover tax	288	—	—	—	288
Maintenance, materials and supplies	229	13	75	—	317
Cost of voice, Internet and data equipment sales	26	—	—	—	26
Bad debt expense	—	—	63	—	63
Interconnection costs	159	—	—	—	159
Cost of international outbound calls	111	—	—	—	111
Lease of circuits	56	—	—	—	56
Fees for services	63	56	140	—	259
Advertising	—	—	225	—	225
Agent commissions and distribution of prepaid cards commissions	—	—	548	—	548
Other commissions	—	2	111	—	113
Roaming	137	—	—	—	137
Charges for TLRD	445	—	—	—	445
Transportation and freight	16	7	60	—	83
Insurance	3	4	5	—	12
Energy, water and others	43	5	13	—	61
Rental expense	61	3	13	—	77
Others	49	2	3	—	54

Total	$3,511	$267	$1,727	$10	$5,515

		Expenses			Year ended December 31, 2005
		Cost of services	General and administrative	Selling
Salaries and social security		$313	$120	$238	$671
Depreciation of fixed assets		1,278	37	138	1,453
Amortization of intangible assets		39	—	5	44
Taxes		139	5	32	176
Turnover tax		218	—	—	218
Maintenance, materials and supplies		218	10	48	276
Cost of voice, Internet and data equipment sales		10	—	—	10
Bad debt expense		—	—	28	28
Interconnection costs		144	—	—	144
Cost of international outbound calls		94	—	—	94
Lease of circuits		48	—	—	48
Fees for services		33	51	81	165
Advertising		—	—	150	150
Agent commissions and distribution of prepaid cards commissions		—	—	386	386
Other commissions		—	—	77	77
Roaming		115	—	—	115
Charges for TLRD		271	—	—	271
Transportation and freight		14	5	42	61
Insurance		5	1	6	12
Energy, water and others		37	4	9	50
Rental expense		47	3	10	60
Others		40	—	9	49

Total		$3,063	$236	$1,259	$4,558

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

17.	Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	234		—	—	—		—	—	—
Not due
First quarter 2008	947	661		75	1,640	64		80	246	36
Second quarter 2008	—	3		51	—	831		34	20	4
Third quarter 2008	—	—		10	—	5		25	—	4
Fourth quarter 2008	—	—		196	—	574		25	—	6
January 2009 thru December 2009	1	—		263	—	1,034		12	—	11
January 2010 thru December 2010	—	—		10	—	752		9	—	26
January 2011 and thereafter	—	—		9	—	—		22	—	83
Not date due established	1	—		—	—	(62)		—	289	—

Total not due	949	664		614	1,640	3,198		207	555	170

Total as of December 31, 2007	949	898		614	1,640	3,198		207	555	170

Balances bearing interest	948	234		—	—	3,198		—	—	17
Balances not bearing interest	1	664		614	1,640	—		207	555	153

Total	949	898		614	1,640	3,198		207	555	170

Average annual interest rate (%)	5.44	(a	)	—	—	(b	)	—	—	6.00

(a)	$162 bear 50% over the Banco Nación Argentina notes payable discount rate and $72 bear 28.59%.
(b)	See Note 8.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Juan C. Grassi

Buenos Aires, Argentina

March 7, 2008

Management’s Report on Internal Control Over Financial Reporting

Telecom Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom Group as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles (Argentine GAAP) and reconciling the Argentine GAAP figures to US GAAP. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Argentine GAAP and reconciled to US GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2007. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2007 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Marco Patuano	Guillermo Gully	Valerio Cavallo
General Director of Operations	General Director of Corporate Matters	Chief Financial Officer

Buenos Aires, Argentina

        March 7th, 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF DECEMBER 31, 2007

Notes to the Consolidated Financial Statements

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached Net income of $884 for the fiscal year ended December 31, 2007 (“FY07”).

OPBDA increased by 34% (+$767) to $3,052 (34% of Net sales). This level of operating profits before depreciation and amortization is consequence of the substantial improvement in revenues, together with a better efficiency in costs.

	Years ended December 31,
Continuing operations	2007	2006
Net sales	9,074	7,372
Cost of services	(4,963)	(4,484)

Gross profit	4,111	2,888
General and administrative expenses	(342)	(267)
Selling expenses	(2,133)	(1,727)

Operating income	1,636	894
Gain on equity investees	—	5
Financial results, net	(441)	(484)
Other expenses, net	(98)	(184)

Net income before income tax and minority interest	1,097	231
Income tax benefit (expense), net	(292)	22
Minority interest	(23)	(22)

Net income from continuing operations	782	231
Net income from discontinued operations	102	13

Net income	884	244

Net income per share (in pesos)	0.90	0.25

2. Company activities

•	Net sales

During FY07, Net sales increased 23% (+$1,702 vs. FY06) to $9,074, mainly fueled by the cellular and broadband businesses.

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

Revenues generated by these services amounted to $3,302, +8% vs. FY06.

•	Voice

Total revenues for this service reached $2,601 (+5% vs. FY06), despite there was no increase in regulated tariffs during the period.

Monthly Charges and Supplementary Services increased by $30 or 4%, to $746, as a consequence of higher number of lines in service (+3%), reaching 4.2 million of lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $1,230, with an increase of 4% vs. FY06.

Interconnection revenues amounted to $373 (+17%), mainly fueled by traffic originating in cellular lines but transported by and terminated in fixed-line network.

Other revenues reached $252, barely exceeding $250 in FY06. This amount was affected by an increase in billing & collecting commission and handset sales but partially compensated by a decrease in public telephony revenues.

•	Internet and data transmission

Total revenues coming from Internet services reached $528 (+23% vs. FY06), due to the increase in the broadband business, driven by commercial promotions, innovation of service portfolio and better network coverage.

Moreover, Telecom’s broadband subscribers reached 783,000 as of December 2007(+71% vs. Dec-06). Therefore, lines with this type of connections represent approximately 19% of Telecom’s fixed-lines in service.

Telecom confirms its market oriented approach, based on delivering higher velocity solutions, allowing its customers to access increasingly complex multimedia content as well as new value- added services. Since October, Telecom Argentina has improved its broadband portfolio by automatically upgrading its Arnet 640 K customers to Arnet 1 Mb product. In addition, Telecom launched the Arnet 20 Mb product, the fastest connection available in the Argentine market.

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS AS OF DECEMBER 31, 2007

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Revenues generated by Data transmission amounted to $173, (+11% vs. FY06). The Company continues actively working with the corporate market, as well as with the Government sector, providing know-how and experience in telecommunication skills, supplying tailor-made and converging systems that integrate voice & data services –for both fixed and cellular services- together with multimedia solutions, all with the latest generation technology, leading the development of VPN-IP (Virtual Private Net on Internet Protocol) and MPLS (Multi Protocol Label Switching) networks.

In connection with the Government sector, Telecom assists on e-government enterprises, such as solution for administrative management, 911, emergency services and cameras for security and medical treatment. Furthermore, regarding ICT, the Company has endorsed the development of data networks. Therefore, Telecom Datacenter experienced an important growth, assuring high availability of broadband connectivity, outsourcing and contingency solutions to its clients.

Cellular Telephony

The Cellular Telephony business achieved consolidated growth and increased its participation in the Group’s total revenues (64% vs. 59% in FY06). During FY07 this business generated revenues of $5,772 (+34% vs. FY06). Total subscribers reached 12.3 million.

•	Personal in Argentina

As of December 31, 2007, Personal’s subscribers reached 10.7 million in Argentina (+2.3 or +27% vs. FY06). Approximately 66% of the overall subscriber base was prepaid and 34% was postpaid.

Total voice traffic increased by 31% vs. FY06 while outgoing SMS traffic confirming its higher usage increased from an average of 741 million messages in 4Q06 to an average of 1,016 million (+37%) in 4Q07. Because of this enhancement in traffic and the use of value added services, the Average Monthly Revenue per User (“ARPU”) increased by $42 in 4Q07, compared to $40 in 4Q06, positioning the Company as one of the highest ARPUs in the market. Likewise, ARPU determined on an annual basis remained stable at $39 in FY07 compared to FY06.

Revenues totaled $5,339 (+$1,375 or +35% vs. FY06). Service revenues increased by $1,328 or 39% vs. FY06, while handset sales grew by 9% in the period.

Reconfirming its strong focus on technological innovation, Personal continued the expansion of its Third Generation Network (3G/3.5G). In anticipation to the summer season, during 4Q07, the Company introduced the latest services for 3G in main Argentine tourist cities and also in Uruguay, adding them to those existing coverage available in Buenos Aires, Cordoba and Rosario.

In terms of products and services, further agreements to introduce exclusive mobile content to the Multimedia Portal WAP were executed. The development of innovative value-added services was also such enhanced, with Full Track Download (Full MP3) and instant messages, together with MSN.

In addition, Personal continued with the expansion of its commercial network by opening new customer offices. As of December 2007, Personal counted with 45 commercial offices, gaining commercial capillarity and confirming its institutional presence throughout Argentina. Accordingly, customer satisfaction was enhanced, mainly by improving waiting time and increasing dedicated attention.

•	Nucleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to $433 (+22% vs. FY06).

By the end of the year 2007, the subscriber base reached approximately 1.6 million, +40% vs. FY06. Prepaid and Postpaid customers represented 90% and 10%, respectively.

	Years ended December 31,
	2007	2006
National fixed telephone service	2,331	2,225
International telephone service	270	242
Data transmission	173	156
Internet	528	430

Voice, data and Internet	3,302	3,053
Wireless – Personal	5,339	3,964
Wireless – Nucleo	433	355

Total net sales	9,074	7,372

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS AS OF DECEMBER 31, 2007

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Operating costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled $7,438 in FY07, which represents an increase of $960 or +15% vs. FY06. Notwithstanding, as a percentage of Net Revenues, this evolution represents a decrease of 600 basis points (88% in FY06 vs. 82% in FY07) which means an improvement in efficiency and better use of costs.

The breakdown of costs is as follow:

- Salaries and Social Security Contributions: $960 (+16%), affected by raising salaries and an increase of cellular business personnel (+283).

- Taxes: $660 (+22%), in line with the general evolution of revenue volume.

- Agents and Prepaid Card Commissions: $704 (+28%), due to the expansion of subscribers and the level of the prepaid cards sold.

- Advertising: $306 (+36%) to support commercial activity in cellular telephony and internet.

- Cost of Voice, Data & Cellular handsets: decreased to $893 (-11%) as a consequence of fewer handset sales, taking into account the level of market penetration reached and due to a lower number of handsets upgrade.

- TLRD and Roaming: $760 (+31%) due to increased traffic among cellular operators.

- Depreciation of Fixed and Intangible Assets: $1,416, stable when compared to FY06. Fixed-line telephony totaled $828 and Cellular telephony $588.

	Years ended December 31,
	2007	2006
Salaries and social security	(960)	(829)
Taxes	(660)	(539)
Maintenance, materials and supplies	(447)	(317)
Bad debt expense	(71)	(63)
Interconnection costs	(151)	(159)
Cost of international outbound calls	(138)	(111)
Lease of circuits	(101)	(56)
Fees for services	(300)	(259)
Advertising	(306)	(225)
Agent commissions and distribution of prepaid cards commissions	(704)	(548)
Other commissions	(130)	(113)
Roaming	(151)	(137)
Charges for TLRD	(609)	(445)
Cost of voice and data equipment sales and wireless handsets	(893)	(999)
Others	(401)	(287)

Subtotal	(6,022)	(5,087)
Depreciation of fixed assets	(1,377)	(1,342)
Amortization of intangibles assets	(39)	(49)

Operating costs	(7,438)	(6,478)

•	Financial results, net

Financial results, net resulted in a loss of $441, as compared to the $484 loss registered in FY06. Although net interest decreased by $145 such reduction was compensated by the effect of foreign currency exchange (-$42) and holding losses on inventories ($54).

•	Net financial debt

As of December 31, 2007, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments) amounted to $2,055, a reduction of $1,443 as compared to December 2006. This decrease is due to the generation of operating cash flow and the result of Publicom sale that permitted debt cancellation for $1,290 ($889 in Telecom Argentina and $401 in Telecom Personal).

•	Capital expenditures

A total amount of $1,441 (including material by $139) was invested in fixed and intangibles assets. Such amount was allocated between the Voice, Data and Internet businesses ($799) and the cellular business ($642).

Main Capex projects the Voice, Data and Internet Businesses related to the expansion of broadband services and the upgrade of the network for services of a new generation, while in the cellular business, improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services, were areas of focus.

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS AS OF DECEMBER 31, 2007

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Commercial Initiatives

Within the technological upgrade initiated by Telecom in the fixed-line business, three outstanding announcements were made:

In connection with SMEs target, Telecom renewed its portfolio of services, with integrated solutions that combine fixed and mobile telephony, data transmission and internet, thus strengthening its position as integrated provider of telecommunication solutions.

Regarding the mass market, the Company launched for the first time in the country, the SMS (Short Message Service) for fixed lines, as a first step of several innovations that Telecom will offer its residential clients, and which will change home communications.

In addition, in December 2007 Telecom Argentina launched video-call product, becoming then the first operator in South America to provide a service that integrates voice and video for mass market.

•	Recent Relevant Matters

The Board of Directors of Telecom Personal has submitted for consideration of its Shareholder’s Meeting a cash distribution of dividends for an amount of $220.

On February 19, 2008 Fitch Ratings upgraded the long-term debt rating of Telecom Argentina and Telecom Personal to B+ from B on the International Scale and to AA- from A on the Local Scale.

•	Closing prices of Class “B” Shares of the Company

Month	2004	2005	2006	2007	2008
January	5.99	6.44	7.97	12.75	12.80
February	6.05	8.11	7.74	13.00	14.95
March	6.15	7.07	8.20	13.05
April	4.85	6.69	7.75	13.80
May	4.88	7.03	6.75	17.20
June	5.37	6.96	7.00	15.25
July	5.57	7.20	7.87	13.75
August	5.39	6.95	8.43	16.50
September	6.48	7.40	8.52	15.65
October	6.38	7.92	9.25	15.25
November	6.34	8.15	10.50	16.80
December	6.43	7.90	11.90	14.30

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2007:
March 31,	2,058	688	358	(132)	135
June 30,	2,144	726	369	(86)	252
September 30,	2,313	838	474	(105)	227
December 31,	2,559	800	435	(118)	270

	9,074	3,052	1,636	(441)	884

Year 2006:
March 31,	1,611	546	197	(183)	3
June 30,	1,737	575	224	(114)	96
September 30,	1,894	609	254	(116)	65
December 31,	2,130	555	219	(71)	80

	7,372	2,285	894	(484)	244

Year 2005:
March 31,	1,237	512	146	175	279
June 30,	1,341	463	81	123	179
September 30,	1,462	508	123	(208)	1,165
December 31,	1,628	511	147	(398)	(289)

	5,668	1,994	497	(308)	1,334

3.	Summary comparative consolidated balance sheets

	As of December 31,
	2007	2006	2005	2004	2003
Current assets	2,384	1,767	1,542	4,439	3,184
Non current assets	6,787	6,953	7,021	7,889	9,086

Total assets	9,171	8,720	8,563	12,328	12,270

Current liabilities	3,643	3,373	2,206	10,232	10,684
Non current liabilities	2,419	3,146	4,449	1,540	365

Total liabilities	6,062	6,519	6,655	11,772	11,049

Minority interest	79	72	41	30	32
Shareholders’ equity	3,030	2,129	1,867	526	1,189

Total liabilities, minority interest and Shareholders’ equity	9,171	8,720	8,563	12,328	12,270

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS AS OF DECEMBER 31, 2007

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4.	Summary comparative consolidated statements of operations

	Years ended December 31,
	2007	2006	2005	2004	2003
Net sales	9,074	7,372	5,668	4,451	3,719
Operating costs	(7,438)	(6,478)	(5,171)	(4,057)	(3,610)

Operating income	1,636	894	497	394	109
Gain on equity investees	—	5	7	—	—
Financial results, net	(441)	(484)	(308)	(1,173)	36
Other expenses, net	(98)	(184)	(162)	(78)	(158)
Gain on debt restructuring	—	—	1,424	209	370

Net income (loss) before income tax and minority interest	1,097	231	1,458	(648)	357
Income tax benefit (expense), net	(292)	22	(119)	(24)	11
Minority interest	(23)	(22)	(8)	3	(21)

Net income (loss-) from continuing operations	782	231	1,331	(669)	347
Income from discontinued operations	102	13	3	3	4

Net income (loss)	884	244	1,334	(666)	351

Net income (loss) per share (in pesos)	0.90	0.25	1.36	(0.68)	0.36

5.	Statistical data (in physical units)

•	Fixed telephone service

December 31,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,878,965	(187)	3,871,471	4,382	3,828,147	2,338	3,803,006	2,334	3,800,085	(519)
Lines in service (a)	4,207,744	38,081	4,094,653	38,362	3,949,911	43,699	3,790,298	40,334	3,655,859	33,110
Customers lines	3,849,252	31,114	3,749,931	33,763	3,625,032	42,595	3,484,394	31,368	3,361,341	33,827
Public phones installed	70,550	(4,563)	81,568	(674)	82,771	(1,180)	83,847	561	80,127	681
Lines in service per 100 inhabitants (b)	21.8	0.2	21.4	0.2	20.8	0.2	20.1	0.2	19.6	0.2
Lines in service per employee	367	2	356	(1)	347	2	336	8	320	(22)

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

•	Cellular telephone service

Personal

December 31,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	3,604,000	272,000	2,886,000	215,700	2,112,200	383,200	1,004,300	197,700	482,800	54,300
Prepaid subscribers	7,062,000	233,000	5,539,000	534,000	4,038,000	459,000	2,831,200	263,000	2,120,500	124,200

Total subscribers	10,666,000	505,000	8,425,000	749,700	6,150,200	842,200	3,835,500	460,700	2,603,300	178,500

Nucleo
December 31,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	170,000	5,000	146,400	12,400	120,700	8,700	94,300	2,100	79,100	3,800
Prepaid subscribers	1,456,000	112,000	1,017,700	202,700	529,800	50,800	408,100	42,700	448,000	4,000

Total subscribers	1,626,000	117,000	1,164,100	215,100	650,500	59,500	502,400	44,800	527,100	7,800

• Internet
December 31,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	76,000	(4,000)	87,500	(8,500)	117,900	(11,800)	144,900	(4,700)	149,600	800
ADSL subscribers	783,000	106,000	456,700	82,000	225,900	37,700	130,500	17,600	72,500	9,300

Total subscribers	859,000	102,000	544,200	73,500	343,800	25,900	275,400	12,900	222,100	10,100

6.	Consolidated ratios

December 31,	2007	2006	2005	2004	2003
Liquidity (1)	0.65	0.52	0.70	0.43	0.30
Solvency (2)	0.51	0.34	0.29	0.05	0.11
Locked up capital (3)	0.74	0.80	0.82	0.64	0.74
Pretax return on capital (4)	0.34	0.12	1.11	(0.80)	0.35

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest/Total liabilities.
(3)	Non current assets/Total assets.
(4)	Net income (loss)/Shareholders’ equity average.

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS AS OF DECEMBER 31, 2007

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7.	Outlook

Due to the eighth year of expanding economic activity in Argentina, the Management of the Company considers that the telecommunications market will continue to grow during the fiscal year ending on December 31, 2008, although the rate shall not be as high as that of the last three fiscal years.

After two years of a very strong growth, the Company believes the cellular business will go on expanding its number of customers in Argentina, although at more moderate rates than those of fiscal year 2007. Additionally, there are important opportunities of growth for its Broadband products and offers, and the Company believes that in the next fiscal year it will be able to surpass the million of customers. Strong competitive conditions on both businesses will continue during the next fiscal year, and Telecom is confident about its operational and financial strategies and strengths to differentiate from its competitors, winning in this way more market shares and continuing to increase its operating results.

In the Voice, data and Internet segment, the Company estimates slight increases will take place in the lines park in services, confirming the experience of the last two fiscal years. On the next fiscal year, Telecom hopes to be able to carry out the obligations stipulated in the Letter of Understanding entered with the National Government on March 6, 2006, as well as to modify the tariffs of the regulated services to the effect of adjusting the economic-financial equation of Telecom Argentina in order, among other things, to allow the Company to continue with the technological innovations which a growing country demands. In this context, Telecom shall continue to pay close attention to the structure of costs, as said structure has shown increases in fiscal year 2007 due to the inflationary effect, thus deteriorating the utilities over the sales prior to considering the effect of depreciation over tangible and intangible assets.

As to Cellular Telephony, with more than 90% market penetration by the end of 2007 in Argentina, the challenges for this fiscal year for the mobile operators will be to search for greater levels of consumption from their customers’ database, through the implementation of strategies for trademark differentiation, technological and products innovation, and service quality. One of the sources of growth in income will continue to be a greater income relative weight for added value services over the total amount of sales in this segment (in 2007, they represented approximately 26% of Personal’s sales of services).

The Telecom Group will continue with its investment plans in order to deliver new and better services to its customers. This will demand an amount equivalent to 15-17% of the estimated consolidated net sales during the next fiscal year. Telecom Argentina will particularly invest on the growth of the Broadband, the development of a new generation net (NGN), an infrastructure for mobile operators and the modernization of the commercial and support systems. Personal will continue with the development of its net infrastructure, and will do its best to extend the 3G technology coverage as the foundation for the broadening of added value services offer, including Mobile Broadband, which will be the main offer for both existing and new customers.

As regards finances, the Company will continue to manage the flow of funds as in the last financial years, where the net indebtedness was reduced due to the generation of operational funds in all the reported segments and without turning to indebtedness for the financing of investments. The performance of the Cellular Telephony segment has been particularly relevant, as in 2007 it generated cash dividends, as is the case of the controlled company Nucleo, and will continue generating them in the next fiscal year, as well as Personal which Board has made a proposal to the Meeting to be held in March 2008 about distributing cash dividends for the first time.

The strategy implemented by the Management of the Company outlines the necessary basis needed by the Telecom Group to achieve its goals of continuously improving in quality service, strengthening its position in the market and increasing in operational efficiency in order to satisfy the growing needs of a dynamic telecommunications market. These investment plans are based on this vision and the commitment of the Telecom Group with the country and its people.

Carlos Felices
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS AS OF DECEMBER 31, 2007

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares traded (in million)
Quarter	High	Low
December’06	11.95	8.22	12.8
March’07	14.00	11.75	9.5
June’07	17.25	13.35	8.0
September’07	16.85	12.50	16.7
December’07	16.90	14.05	15.9
NYSE
	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
December’06	20.01	13.50	13.7
March’07	22.87	20.10	13.1
June’07	28.36	21.72	13.0
September’07	26.41	19.52	23.7
December’07	26.96	21.75	18.3

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-3628

Argentina

Outside Argentina

Morgan Guaranty Trust Co.

ADR Department

60 Wall Street

New York, New York 10260-0060

USA

Tel.: 1-212-648-9935

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 212-623-1546

USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 27, 2008	By:	/s/ Carlos Alberto Felices
		Name:	Carlos Alberto Felices
		Title:	Chairman of the Board of Directors